

2022 Annual Report







(In Millions)

Legend: Revenues · Funds From Operations · Common & Class A Dividends Paid

53 consecutive years of uninterrupted dividends.



URSTADT BIDDLE PROPERTIES INC.

Urstadt Biddle Properties Inc. is a self-administered publicly held real estate investment trust providing investors with a means of participating in the ownership of income-producing properties. Our investment properties consist primarily of neighborhood and community shopping centers in the metropolitan New York tri-state area outside of the City of New York.

Class A Common Shares, Common Shares, Series H Preferred Shares and Series K Preferred Shares of the Company trade on the New York Stock Exchange under the symbols "UBA," "UBP," "UBPPRH" and "UBPPRK."

CONTENTS

SELECTED FINANCIAL DATA

(Amounts in thousands, except share data)

Year Ended October 31,	2022	2021	2020	2019	2018
Balance Sheet Data:					
Total Assets	$997,326	$973,852	$1,010,179	$1,072,304	$1,008,233
Revolving Credit Lines and Unsecured Term Loan	$ 30,500	$ —	$ 35,000	$ —	$ 28,595
Mortgage Notes Payable and Other Loans	$302,316	$296,449	$ 299,434	$ 306,606	$ 293,801
Preferred Stock Called for Redemption	$ —	$ —	$ —	$ 75,000	$ —
Operating Data:					
Total Revenues	$143,103	$135,581	$ 126,745	$ 136,882	$ 135,352
Total Expenses and Payments to Noncontrolling Interests	$105,802	$101,716	$ 100,604	$ 101,630	$ 100,320
Income from Continuing Operations	$ 43,274	$ 50,928	$ 26,070	$ 41,613	$ 42,183
Per Share Data:					
Net Income Applicable to Common and Class A Common Stockholders –					
Basic:					
Class A Common Stock	$ .69	$.89	$.23	$ .59	$ .68
Common Stock	$ .62	$.80	$.20	$ .53	$ .61
Net Income Applicable to Common and Class A Common Stockholders –					
Diluted:					
Class A Common Stock	$ .68	$ .88	$ .22	$ .58	$ .67
Common Stock	$ .61	$ .79	$ .20	$ .52	$ .60
Cash Dividends Per Share on:					
Class A Common Stock	$ .95	$ .74	$ .77	$1.10	$1.08
Common Stock	$.858	$.664	$.688	$ .98	$ .96
Other Data:					
Net Cash Flow Provided by (Used in):					
Operating Activities	$ 77,751	$ 73,669	$ 61,883	$ 72,317	$ 71,584
Investing Activities	$(44,232)	$ (445)	$(18,820)	$(14,739)	$(20,540)
Financing Activities	$(42,610)	$(89,962)	$(96,347)	$ 26,216	$(49,433)
Funds from Operations *(Note)*	$ 56,545	$ 52,251	$ 45,172	$51,955	$ 55,171

TOTAL REVENUES
(In thousands)



FUNDS FROM OPERATIONS
(In thousands)



COMBINED DIVIDENDS PAID ON COMMON AND CLASS A COMMON SHARES (In thousands)



Note: The Company has adopted the definition of Funds from Operations (FFO) suggested by the National Association of Real Estate Investment Trusts (NAREIT) and defines FFO as net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from sales of properties plus real estate related depreciation and amortization and after adjustments for unconsolidated joint ventures. For a reconciliation of net income and FFO, see Management's Discussion and Analysis of Financial Condition and Results of Operations on page 42 and "Non-GAAP Financial Measures Reconciliations" at the end of this report. FFO does not represent cash flows from operating activities in accordance with generally accepted accounting principles and should not be considered an alternative to net income as an indicator of the Company's operating performance.

LETTER TO OUR STOCKHOLDERS

These are challenging times for investors, but Urstadt Biddle Properties Inc. is well-positioned to continue to succeed. We are not immune from the effects of high inflation, rapidly-rising interest rates, labor shortages and a slowing economy, and we understand that the average American citizen is worried about making ends meet. However, despite these challenges, we believe that our company is a smart long-term investment. Our strategy is sound, our results are strong, and our future is bright.



JOHN T. HAYES
Senior Vice President, Chief Financial Officer and Treasurer

- For over 30 years, we have carefully acquired and redeveloped a unique, irreplaceable portfolio of well-located and primarily grocery-anchored shopping centers in the wealthy suburban markets surrounding New York City. 87% of the gross leasable area in our portfolio is comprised of properties anchored by a grocery store, drug store or wholesale club.
- Securing a location to profitably build a new grocery store in our market is extremely difficult, given the lack of land available for development, challenging approval processes and increased labor and material costs. Thus, we believe that barriers to new competition exist in our markets that make our portfolio increasingly valuable.
- In fiscal 2022, our year-over-year gross revenues rose 5% to $143 million, our highest ever.
- In fiscal 2022, our year-over-year Funds From Operations (FFO)[1] rose 8% to $56.5 million or $1.47 per diluted Class A Common share, our highest ever.
- In fiscal 2022, the percentage of our portfolio leased rose 1.1% to 93%, inching closer to our twenty-year historical average of 95%.
- In December 2022, we announced an approximately 5% increase in the dividends on our Common and Class A Common shares.
- Our leverage ratio (debt: total assets) is 33%, one of the lowest of any comparable retail REIT, we benefit from low, fixed-rate debt, and we have no mortgages maturing until 2024.



CHRISTOPHER PEREZ
Vice President and Controller

[1] *A reconciliation of GAAP net income to FFO is provided in the "Non-GAAP Financial Measures Reconciliations" at the end of this Annual Report.*

DeCICCO'S PLAZA, EASTCHESTER, NEW YORK

- The pandemic and social issues have accelerated a migration of people from NYC to the surrounding suburbs where our properties are located, and a large portion of NYC office workers are now permitted to work remotely at least part of the time. The resulting increase in daytime population means that people are spending more money at our properties.

- We have a seasoned team of professionals managing our business and a highly-experienced Board of Directors. We know our markets and business better than anyone, and we are wholly-focused on our portfolio and growing shareholder value.



MIYUN SUNG
Senior Vice President, Chief Legal Officer and Secretary

E-COMMERCE

The debate over the relevance and viability of brick-and-mortar retail has largely been settled. Physical stores are a required component of the successful omni-channel business model that many retailers now follow, and physical stores are obviously a key component of the business model for restaurant, medical,



POMPTON LAKES TOWN SQUARE, POMPTON LAKES, NEW JERSEY

service and entertainment uses. Notably, Amazon recently terminated leases for millions of square feet of warehouse space and laid off thousands of employees, while allowing many newly-built Amazon Fresh grocery stores to sit empty as the company apparently reassesses its foray into the highly-competitive brick-and-mortar grocery store business.

LEASING AND DEVELOPMENT

Our portfolio continues to recover well from the pandemic, which caused overall occupancy to fall approximately 3% in 2020. Although some of our tenants are still struggling, the vast majority are paying full rent and have figured out how to conduct business in a post-pandemic world. The difficulties of the past few years weeded out many weaker retailers, and those that survived are in better financial condition. In 2022, we signed 172 renewal leases for 752,000 square feet (16.4% of our consolidated portfolio) at an average rent increase of 1.8%, and we signed



LINDA LACEY
Senior Vice President
Director of Leasing

JOSEPH ALLEGRETTI
Vice President
Leasing

4



NICHOLAS CAPUANO
Vice President
Real Estate Counsel



SUZANNE MOORE
Vice President and Director of
Accounts Receivable



ANDREW ALBRECHT
Vice President
Director of
Management and Construction



JAMES M. ARIES
Senior Vice President
Director of Acquisitions

80 new leases for 190,000 square feet, thus increasing total occupancy to 93%. We have a robust leasing pipeline, and we are hopeful of returning this year to our twenty-year historical average occupancy rate of 95%.

This past year we focused on the work needed to deliver vacant spaces to our new tenants. We also completed a number of façade renovations, and we imminently expect to complete the development of a wholly-owned 75,000 square foot self-storage facility at our Pompton Lakes, NJ property, which will be managed by Extra Space Storage.

ACQUISITIONS AND INVESTMENT

We purchased two properties in 2022, Shelton Square Shopping Center and an adjacent gas station parcel, both in Shelton, CT (Fairfield County). Shelton Square is a 187,000 square foot center anchored by a 67,000 square foot Stop & Shop. An interesting aspect of this acquisition is that, in addition to its store, Stop & Shop leased a 70,000 square foot space under an old, below-market lease that it assumed years ago from Bradlees, a now-defunct department store chain. As 24,000 square feet within the former Bradlees space remained vacant and Stop & Shop had insufficient remaining lease term to secure a new subtenant, we concluded a deal with Stop & Shop in December 2022 to take back the entire former Bradlees space. We simultaneously entered into a new lease with HomeGoods for the vacancy. This transaction will result in an improved return on our investment in Shelton Square while improving the tenant mix, and we expect HomeGoods to open in summer 2023.

The acquisitions environment in our market for grocery-anchored shopping centers is currently very difficult, largely as a result of uncertainty with respect to inflation and the interest rate environment. Many sellers of grocery-anchored shopping centers seem to believe that rising rates are temporary and will soon revert back to historic lows, leading them to value their properties at 5%+ cap rates. With the 10-year Treasury yielding close to 4%, however, it is difficult to justify buying properties at those prices. As a result of this bid-ask disconnect, transaction opportunities have been few, and we deem it prudent to remain disciplined and focused on our existing portfolio.



SHELTON SQUARE, SHELTON, CONNECTICUT

Given our knowledge of the value of our portfolio, we determined in the fourth quarter of fiscal 2022 that the stock market was not reflective of the value of our underlying assets. Therefore, we took the opportunity to repurchase approximately 3% of our combined outstanding Common and Class A Common shares. The average cost we paid was more than 10% below our fiscal year-end share prices.

ENVIRONMENTAL SUSTAINABILITY

We continue to install solar projects on rooftops at our properties, add electric vehicle charging stations in our parking lots and convert parking lot and building lighting to LED. As of fiscal year-end, we had solar projects at 18 properties and EV charging stations at 20 properties, with additional solar projects and EV charging stations currently under development. In total, our existing solar projects produced approximately 24 million kilowatt-hours (kWh) of electricity from our first installation in 2010 through June 2022. We also foresee future opportunities to add battery storage facilities for electricity at our properties and are in the process of obtaining municipal approvals to do this where the right specifications exist.



STEPHAN A. RAPAGLIA
Senior Vice President, Chief Operating Officer, Real Estate Counsel and Assistant Secretary


Pharmacy

OUTLOOK

We feel we are in a good place with the wind at our backs. The fundamentals of our business are good. Demand for space in our shopping centers is rising and absorption of space is positive. Supply is constrained as it is very difficult to build new properties that will compete with our existing properties, and we currently own over 500 acres of land improved with retail properties. In some instances, our land, over time, may have more value for multi-family development opportunities than for retail uses, and we are exploring greater use flexibility with certain forward-thinking municipalities. We have a solid team of long-term dedicated employees and a board of directors which understands our business, and we are confident in the strength of our portfolio and optimistic about the prospects of grocery-anchored retail real estate.

Willing L. Biddle

WILLING L. BIDDLE
President and Chief Executive Officer

Charles D. Urstadt

CHARLES D. URSTADT
Chairman

January 2023



WILLING L. BIDDLE



CHARLES D. URSTADT



Corporate Headquarters, Greenwich



Greenwich Commons, Greenwich



Cos Cob Plaza, Greenwich



Kings Shopping Center, Greenwich



Cos Cob Commons, Greenwich



Ridgeway Shopping Center, Stamford



Newfield Green, Stamford



970 High Ridge Road, Stamford



High Ridge Shopping Center, Stamford



NEW HAMPSHIRE


4
Goodwives Shopping Center, Darien


5
Fairfield Centre, Fairfield


6
Ridgefield Center, Ridgefield


6
470 Main Street, Ridgefield


7
Airport Plaza, Danbury


7
Danbury Square, Danbury


8
Veterans Plaza, New Milford


Walmart
8
New Milford Plaza, New Milford


STAPLES
The Office Superstore
8
Fairfield Plaza, New Milford


9
The Hub Center, Bethel


BJ's
BJ's
10
The Dock, Stratford


11
Shelton Square, Shelton


12
Orange Meadows Shopping Center, Orange


13
Aldi Square, Derby


ShopRite
14
Carmel ShopRite Center, Carmel



14

Putnam Plaza, Carmel



15

Lakeview Shopping Center, Brewster



16

Towne Centre Shopping Center, Somers



16

Somers Commons, Somers



16

Heritage 202 Center, Somers



17

Village Commons, Katonah



18

Staples Plaza, Yorktown Heights



19

Arcadian Shopping Center, Ossining



20

Chilmark Shopping Center, Briarcliff Manor



21

76 N Main Street, New City



22

Orangetown Shopping Center, Orangeburg



23

Harrison Market Square, Harrison



24

Pelham Manor Plaza, Pelham



25

DeCicco's Plaza, Eastchester



25

Eastchester Plaza, Eastchester



25

M&T Bank, Bronxville



26

Midway Shopping Center, Scarsdale



26

Tanglewood Shopping Center, Yonkers



McLean Plaza, Yonkers



H-Mart Plaza, Fort Lee



Washington Commons, Dumont



Van Houten Plaza, Passaic



Emerson Shopping Plaza, Emerson



Waldwick Plaza, Waldwick



Rite Aid, Waldwick



Chestnut Ridge Shopping Center, Montvale



Cedar Hill Shopping Center, Wyckoff



Midland Park Shopping Center, Midland Park



Meadtown Shopping Center, Kinnelon



Pompton Lakes Town Square, Pompton Lakes



Boonton Acme Shopping Center, Boonton



Valley Ridge Shopping Center, Wayne



Bloomfield Crossing, Bloomfield



Ferry Plaza, Newark



Village Shopping Center, New Providence



Gateway Plaza, Riverhead



URSTADT BIDDLE PROPERTIES INC.

INVESTMENT PORTFOLIO (as of January 11, 2023)

UBP owns or has equity interests in 77 properties which total 5,307,000 square feet.

MAP	LOCATION	SQUARE FEET	PRINCIPAL TENANT	PROPERTY TYPE
	CONNECTICUT			
	Fairfield County, CT			
3	Stamford	374,000	Stop & Shop Supermarket	Shopping center
10	Stratford	281,000	Stop & Shop Supermarket/ BJ'S Wholesale Club	Shopping center
7	Danbury	194,000	Christmas Tree Shops	Shopping center
11	Shelton	189,000	Stop & Shop Supermarket	Shopping center
4	Darien	96,000	Stop & Shop Supermarket	Shopping center
3	Stamford	87,000	Trader Joe's Supermarket	Shopping center
3	Stamford	74,000	Grade A Market	Shopping center
6	Ridgefield	62,000	Keller Williams	Street retail
5	Fairfield	62,000	Marshalls	Shopping center
1	Greenwich	58,000	UBP	5 Office buildings
2	Cos Cob	48,000	CVS	Retail/Office
	Westport	40,000	BevMax	Shopping center
2	Old Greenwich	39,000	Kings Supermarket	Retail/Office
7	Danbury	33,000	Buffalo Wild Wings	Shopping center
9	Bethel	31,000	Rite Aid/ La Placita Supermarket	Shopping center
3	Stamford	27,000	FedEx	Shopping center
6	Ridgefield	23,000	William Pitt	Retail/Office
2	Cos Cob	15,000	Veterinary Emergency	Retail/Office
2	Greenwich	10,000	Wells Fargo Bank	Shopping center
	Old Greenwich	8,000	CVS	Retail
	Stamford	4,000	Chase Bank	Bank
		1,755,000		
	Litchfield County, CT			
8	New Milford	235,000	Walmart/Stop & Shop Supermarket	Shopping center
8	New Milford	81,000	Big Y Supermarket	Shopping center
8	New Milford	72,000	Staples	Shopping center
		388,000		
	New Haven County, CT			
12	Orange	77,000	Trader Joe's Supermarket/ TJ Maxx	Shopping center
13	Derby	38,000	Aldi Supermarket	Shopping center
		115,000		
	NEW YORK			
	Westchester County, NY			
26	Scarsdale	244,000	ShopRite Supermarket	Shopping center
19	Ossining	137,000	Stop & Shop Supermarket	Shopping center
16	Somers	135,000	Goodwill	Shopping center
18	Yorktown	123,000	Staples	Shopping center
16	Somers	80,000	CVS	Shopping center
25	Eastchester	70,000	DeCicco's Supermarket	Shopping center
27	Yonkers	58,000	Acme Supermarket	Shopping center
20	Briarcliff Manor	47,000	CVS	Shopping center
	Rye	39,000	A&S Deli	Street retail (4 buildings)
	Ossining	29,000	Westchester Community College	Shopping center
17	Katonah	28,000	Squires Family Clothing and Footwear	Retail/Office
26	Yonkers	27,000	AutoZone	Shopping center

MAP	LOCATION	SQUARE FEET	PRINCIPAL TENANT	PROPERTY TYPE
23	Harrison	26,000	Harrison Market	Shopping center
24	Pelham	25,000	Manor Market	Shopping center
25	Eastchester	24,000	CVS	Shopping center
25	Bronxville/ Yonkers	19,000	M&T Bank/ JP Morgan Chase	Retail (4 buildings)
16	Somers	19,000	Putnam County Savings Bank	Shopping center
		1,130,000		
	Putnam County, NY			
14	Carmel	189,000	Tops Supermarket	Shopping center
15	Brewster	174,000	Acme Supermarket	Shopping center
14	Carmel	145,000	ShopRite Supermarket	Shopping center
		508,000		
	Suffolk County, NY			
42	Riverhead	211,000	Walmart/Applebee's	Shopping center
	Rockland County, NY			
22	Orangeburg	74,000	CVS	Shopping center
21	New City	3,000	Putnam County Savings Bank	Retail (1 building)
		77,000		
	Ulster County, NY			
	Kingston	3,000	Marine's Taste of Italy	Net leased property
	NEW JERSEY			
	Bergen County, NJ			
34	Midland Park	130,000	Kings Supermarket	Shopping center
31	Emerson	93,000	ShopRite Supermarket	Shopping center
33	Montvale	76,000	The Fresh Market Supermarket	Shopping center
29	Dumont	74,000	Stop & Shop Supermarket	Shopping center
34	Wyckoff	43,000	Walgreens	Shopping center
32	Waldwick	27,000	United States Post Office	Shopping center
32	Waldwick	20,000	Rite Aid	Retail—Single tenant
28	Fort Lee	7,000	H-Mart Supermarket	Retail supermarket— Single tenant
		470,000		
	Passaic County, NJ			
38	Wayne	103,000	Whole Foods Market	Shopping center
36	Pompton Lakes	94,000	Planet Fitness	Shopping center
30	Passaic	37,000	Dollar Tree/Family Dollar	Shopping center
		234,000		
	Essex County, NJ			
40	Newark	108,000	Seabra Supermarket	Shopping center
39	Bloomfield	59,000	Walgreens/Food World Supermarket	Shopping center
		167,000		
	Morris County, NJ			
35	Kinnelon	77,000	Marshalls	Shopping center
37	Boonton	63,000	Acme Supermarket	Shopping center
		140,000		
	Union County, NJ			
41	New Providence	109,000	Acme Supermarket	Shopping center

FINANCIALS

CONTENTS

FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	October 31, 2022	October 31, 2021
ASSETS		
Real Estate Investments:	**$1,190,356**	$1,148,382
Real Estate—at cost	**(303,488)**	(278,605)
Less: Accumulated depreciation	**886,868**	869,777
Investments in and advances to unconsolidated joint ventures	**29,586**	29,027
	916,454	898,804
Cash and cash equivalents	**14,966**	24,057
Tenant receivables	**22,889**	23,806
Prepaid expenses and other assets	**34,559**	19,175
Deferred charges, net of accumulated amortization	**8,458**	8,010
Total Assets	**$ 997,326**	$ 973,852
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Revolving credit lines	**$ 30,500**	$ —
Mortgage notes payable and other loans	**302,316**	296,449
Accounts payable and accrued expenses	**5,399**	11,443
Deferred compensation—officers	**54**	62
Other liabilities	**23,205**	22,599
Total Liabilities	**361,474**	330,553
Redeemable Noncontrolling Interests	**61,550**	67,395
Commitments and Contingencies		
Stockholders' Equity:		
6.25% Series H Cumulative Preferred Stock (liquidation preference of $25 per share); 4,600,000 shares issued and outstanding	**115,000**	115,000
5.875% Series K Cumulative Preferred Stock (liquidation preference of $25 per share); 4,400,000 shares issued and outstanding	**110,000**	110,000
Excess Stock, par value $0.01 per share; 20,000,000 shares authorized; none issued and outstanding	**—**	—
Common Stock, par value $0.01 per share; 30,000,000 shares authorized; 10,247,072 and 10,153,689 shares issued and outstanding	**104**	103
Class A Common Stock, par value $0.01 per share; 100,000,000 shares authorized; 28,963,433 and 30,073,807 shares issued and outstanding	**290**	301
Additional paid in capital	**511,471**	528,713
Cumulative distributions in excess of net income	**(179,754)**	(170,493)
Accumulated other comprehensive income (loss)	**17,191**	(7,720)
Total Stockholders' Equity	**574,302**	575,904
Total Liabilities and Stockholders' Equity	**$ 997,326**	$ 973,852

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)

| | Year Ended October 31, | | |
	2022	2021	2020
Revenues			
Lease income	**$137,660**	$130,364	$120,941
Lease termination	**721**	967	705
Other	**4,722**	4,250	5,099
Total Revenues	**143,103**	135,581	126,745
Expenses			
Property operating	**25,124**	22,938	19,542
Property taxes	**23,700**	23,674	23,464
Depreciation and amortization	**29,799**	29,032	29,187
General and administrative	**9,934**	8,985	10,643
Directors' fees and expenses	**500**	355	373
Total Operating Expenses	**89,057**	84,984	83,209
Operating Income	**54,046**	50,597	43,536
Non-Operating Income (Expense):			
Interest expense	**(13,175)**	(13,087)	(13,508)
Equity in net income from unconsolidated joint ventures	**1,397**	1,323	1,433
Gain on sale of marketable securities	**—**	—	258
Interest, dividends and other investment income	**239**	231	398
Gain (loss) on sale of properties	**767**	11,864	(6,047)
Net Income	**43,274**	50,928	26,070
Noncontrolling interests:			
Net income attributable to noncontrolling interests	**(3,570)**	(3,645)	(3,887)
Net income attributable to Urstadt Biddle Properties Inc.	**39,704**	47,283	22,183
Preferred stock dividends	**(13,650)**	(13,650)	(13,650)
Net Income Applicable to Common and Class A Common Stockholders	**$ 26,054**	$ 33,633	$ 8,533
Basic Earnings Per Share:			
Per Common Share	**$ 0.62**	$ 0.80	$ 0.20
Per Class A Common Share	**$ 0.69**	$ 0.89	$ 0.23
Diluted Earnings Per Share:			
Per Common Share	**$ 0.61**	$ 0.79	$ 0.20
Per Class A Common Share	**$ 0.68**	$ 0.88	$ 0.22

The accompanying notes to consolidated financial statements are an integral part of these statements.

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

	Year Ended October 31,		
	2022	2021	2020
Net Income	**$ 43,274**	$ 50,928	$ 26,070
Other comprehensive income:			
Change in unrealized gain (loss) on interest rate swaps	**22,077**	7,080	(6,546)
Change in unrealized gain (loss) on interest rate swaps—equity investees	**2,834**	906	(710)
Total comprehensive income	**68,185**	58,914	18,814
Comprehensive income attributable to noncontrolling interests	**(3,570)**	(3,645)	(3,887)
Total comprehensive income attributable to Urstadt Biddle Properties Inc.	**64,615**	55,269	14,927
Preferred stock dividends	**(13,650)**	(13,650)	(13,650)
Total comprehensive income applicable to Common and Class A Stockholders	**$ 50,965**	$ 41,619	$ 1,277

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended October 31,		
	2022	2021	2020
Cash Flows from Operating Activities:			
Net income	**$ 43,274**	$ 50,928	$ 26,070
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**29,799**	29,032	29,187
Straight-line rent adjustment	**(241)**	2,396	(2,641)
Provisions for tenant credit losses	**23**	3,540	6,244
(Gain) on sale of marketable securities	**—**	—	(258)
Restricted stock compensation expense and other adjustments	**3,677**	3,909	5,448
Deferred compensation arrangement	**(7)**	41	(33)
(Gain) loss on sale of properties	**(767)**	(11,864)	6,047
Equity in net (income) of unconsolidated joint ventures	**(1,397)**	(1,323)	(1,433)
Distributions of operating income from unconsolidated joint ventures	**1,397**	1,323	1,433
Changes in operating assets and liabilities:			
Tenant receivables	**1,135**	(3,796)	(6,715)
Accounts payable and accrued expenses	**691**	1,006	609
Other assets and other liabilities, net	**167**	(1,523)	(2,075)
Net Cash Flow Provided by Operating Activities	**77,751**	73,669	61,883
Cash Flows from Investing Activities:			
Acquisitions of real estate investments	**(35,671)**	—	—
Deposits on acquisition of real estate investments	**—**	(10)	(1,030)
Return of deposits on real estate investments	**—**	500	530
Improvements to properties and deferred charges	**(15,572)**	(15,463)	(22,336)
Net proceeds from sale of properties	**4,399**	16,707	3,732
Purchases of securities available for sale	**—**	(955)	(6,983)
Proceeds from the sale of available for sale securities	**—**	—	7,240
Investment in note receivable	**409**	(1,738)	—
Return of capital from unconsolidated joint ventures	**2,203**	514	27
Net Cash Flow (Used in) Investing Activities	**(44,232)**	(445)	(18,820)
Cash Flows from Financing Activities:			
Dividends paid—Common and Class A Common Stock	**(37,263)**	(29,025)	(30,018)
Dividends paid—Preferred Stock	**(13,650)**	(13,650)	(14,188)
Amortization payments on mortgage notes payable	**(7,389)**	(6,888)	(7,089)
Proceeds from mortgage note payable and other loans	**46,000**	39,238	—
Repayment of mortgage notes payable and other loans	**(32,412)**	(34,645)	—
Proceeds from revolving credit line borrowings	**40,500**	—	35,000
Sales of additional shares of Common and Class A Common Stock	**197**	148	149
Repayments on revolving credit line borrowings	**(10,000)**	(35,000)	—
Acquisitions of noncontrolling interests	**(3,897)**	(5,126)	(758)
Distributions to noncontrolling interests	**(3,570)**	(3,645)	(3,887)
Repurchase of shares of Class A Common Stock	**(20,536)**	(1,049)	—
Payment of taxes on shares withheld for employee taxes	**(590)**	(320)	(573)
Net proceeds from issuance of Preferred Stock	**—**	—	17
Redemption of preferred stock	**—**	—	(75,000)
Net Cash Flow (Used in) Financing Activities	**(42,610)**	(89,962)	(96,347)
Net Increase/(Decrease) In Cash and Cash Equivalents	**(9,091)**	(16,738)	(53,284)
Cash and Cash Equivalents at Beginning of Year	**24,057**	40,795	94,079
Cash and Cash Equivalents at End of Year	**$ 14,966**	$ 24,057	$ 40,795

The accompanying notes to consolidated financial statements are an integral part of these statements.

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	6.25% Series H Preferred Stock		5.875% Series K Preferred Stock	
	Issued	Amount	Issued	Amount
Balances—October 31, 2019	4,600,000	$115,000	4,400,000	$110,000
Net income applicable to Common and Class A common stockholders	—	—	—	—
Change in unrealized (loss) on interest rate swap	—	—	—	—
Cash dividends paid:				
Common stock ($0.6875 per share)	—	—	—	—
Class A common stock ($0.77 per share)	—	—	—	—
Issuance of shares under dividend reinvestment plan	—	—	—	—
Shares issued under restricted stock plan	—	—	—	—
Shares withheld for employee taxes	—	—	—	—
Forfeiture of restricted stock	—	—	—	—
Restricted stock compensation and other adjustment	—	—	—	—
Adjustments to redeemable noncontrolling interests	—	—	—	—
Balances—October 31, 2020	4,600,000	115,000	4,400,000	110,000
Net income applicable to Common and Class A common stockholders	—	—	—	—
Change in unrealized gain (loss) on interest rate swap	—	—	—	—
Cash dividends paid:				
Common stock ($0.664 per share)	—	—	—	—
Class A common stock ($0.74 per share)	—	—	—	—
Issuance of shares under dividend reinvestment plan	—	—	—	—
Shares issued under restricted stock plan	—	—	—	—
Shares withheld for employee taxes	—	—	—	—
Forfeiture of restricted stock	—	—	—	—
Repurchase of Common and Class A Common stock	—	—	—	—
Restricted stock compensation and other adjustment	—	—	—	—
Adjustments to redeemable noncontrolling interests	—	—	—	—
Balances—October 31, 2021	4,600,000	115,000	4,400,000	110,000
Net income applicable to Common and Class A common stockholders	—	—	—	—
Change in unrealized gains on interest rate swap	—	—	—	—
Cash dividends paid:				
Common stock ($0.858 per share)	—	—	—	—
Class A common stock ($0.95 per share)	—	—	—	—
Issuance of shares under dividend reinvestment plan	—	—	—	—
Shares issued under restricted stock plan	—	—	—	—
Shares withheld for employee taxes	—	—	—	—
Forfeiture of restricted stock	—	—	—	—
Repurchase of Common and Class A Common stock	—	—	—	—
Restricted stock compensation and other adjustments	—	—	—	—
Adjustments to redeemable noncontrolling interests	—	—	—	—
Balances—October 31, 2022	4,600,000	$115,000	4,400,000	$110,000

The accompanying notes to consolidated financial statements are an integral part of these statements.

Common Stock		Class A Common Stock		Additional Paid In Capital	Cumulative Distributions In Excess of Net Income	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Issued	Amount	Issued	Amount				
9,963,751	$101	29,893,241	$299	$520,988	$(158,213)	$ (8,451)	$579,724
—	—	—	—	—	8,533	—	8,533
—	—	—	—	—	—	(7,256)	(7,256)
—	—	—	—	—	(6,923)	—	(6,923)
—	—	—	—	—	(23,095)	—	(23,095)
4,451	—	6,837	—	149	—	—	149
105,450	1	120,800	1	(2)	—	—	—
—	—	(23,873)	—	(573)	—	—	(573)
—	—	(700)	—	—	—	—	—
—	—	—	—	5,465	—	—	5,465
—	—	—	—	—	15,047	—	15,047
10,073,652	102	29,996,305	300	526,027	(164,651)	(15,707)	571,071
—	—	—	—	—	33,633	—	33,633
—	—	—	—	—	—	7,987	7,987
—	—	—	—	—	(6,756)	—	(6,756)
—	—	—	—	—	(22,269)	—	(22,269)
3,341	—	5,355	—	148	—	—	148
105,850	1	125,800	1	(2)	—	—	—
—	—	(23,249)	—	(319)	—	—	(319)
—	—	(1,250)	—	—	—	—	—
(29,154)	—	(29,154)	—	(1,049)	—	—	(1,049)
—	—	—	—	3,908	—	—	3,908
—	—	—	—	—	(10,450)	—	(10,450)
10,153,689	103	30,073,807	301	528,713	(170,493)	(7,720)	575,904
—	—	—	—	—	26,054	—	26,054
—	—	—	—	—	—	24,911	24,911
—	—	—	—	—	(8,805)	—	(8,805)
—	—	—	—	—	(28,458)	—	(28,458)
3,600	—	7,538	—	197	—	—	197
109,500	1	149,000	1	(2)	—	—	—
—	—	(27,680)	—	(590)	—	—	(590)
—	—	(36,300)	—	—	—	—	—
(19,717)	—	(1,202,932)	(12)	(20,524)	—	—	(20,536)
—	—	—	—	3,677	—	—	3,677
—	—	—	—	—	1,948	—	1,948
10,247,072	$104	28,963,433	$290	$511,471	$(179,754)	$ 17,191	$574,302

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) ORGANIZATION, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Urstadt Biddle Properties Inc. ("Company"), a Maryland Corporation, is a real estate investment trust (REIT), engaged in the acquisition, ownership and management of commercial real estate, primarily neighborhood and community shopping centers in the northeastern part of the United States with a concentration in the metropolitan New York tri-state area outside of the City of New York. The Company's major tenants include supermarket chains and other retailers who sell basic necessities. At October 31, 2022, the Company owned or had equity interests in 77 properties containing a total of 5.3 million square feet of gross leasable area ("GLA").

COVID-19 Pandemic

On March 11, 2020, the novel coronavirus disease ("COVID-19") was declared a pandemic ("COVID-19 pandemic") by the World Health Organization as the disease spread throughout the world. During March 2020, measures to prevent the spread of COVID-19 were initiated, with federal, state and local government agencies issuing regulatory orders enforcing social distancing and limiting certain business operations and group gatherings in order to further prevent the spread of COVID-19. While these regulatory orders vary by state and have changed over time, as of October 31, 2022 most of our tenants' businesses are operating normally. We have seen foot traffic, retail activity and general business conditions for most of our tenants essentially return to pre-pandemic levels. The pandemic is still ongoing, however, with existing and new variants making the situation difficult to predict.

Principles of Consolidation and Use of Estimates

The accompanying consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, and joint ventures in which the Company meets certain criteria of a sole general partner in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 810, "Consolidation." The Company has determined that such joint ventures should be consolidated into the consolidated financial statements of the Company. In accordance with ASC Topic 970-323, "Real Estate-General-Equity Method and Joint Ventures;" joint ventures that the Company does not control but otherwise exercises significant influence in, are accounted

for under the equity method of accounting. See Note 6 for further discussion of the unconsolidated joint ventures. All significant intercompany transactions and balances have been eliminated in consolidation.

The accompanying financial statements are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the disclosure of contingent assets and liabilities, the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the periods covered by the financial statements. The most significant assumptions and estimates relate to the valuation of real estate, depreciable lives, revenue recognition, fair value measurements and the collectability of tenant receivables. Actual results could differ from these estimates.

Federal Income Taxes

The Company has elected to be treated as a real estate investment trust under Sections 856-860 of the Internal Revenue Code ("Code"). Under those sections, a REIT that, among other things, distributes at least 90% of real estate trust taxable income and meets certain other qualifications prescribed by the Code will not be taxed on that portion of its taxable income that is distributed. The Company believes it qualifies as a REIT and intends to distribute all of its taxable income for fiscal 2022 in accordance with the provisions of the Code. Accordingly, no provision has been made for Federal income taxes in the accompanying consolidated financial statements.

The Company follows the provisions of ASC Topic 740, "Income Taxes," that, among other things, defines a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Based on its evaluation, the Company determined that it has no uncertain tax positions and no unrecognized tax benefits as of October 31, 2022. As of October 31, 2022, the fiscal tax years 2018 through and including 2021 remain open to examination by the Internal Revenue Service. There are currently no federal tax examinations in progress.

Acquisitions of Real Estate Investments and Capitalization Policy

Acquisition of Real Estate Investments:

The Company evaluates each acquisition of real estate or in-substance real estate (including equity interests in entities that predominantly hold real estate assets) to determine if the integrated set of assets and activities acquired meet the definition of a business and need to be accounted as a business combination. If either of the following criteria is met, the integrated set of assets and activities acquired would not qualify as a business:

- Substantially all of the fair value of the gross assets acquired is concentrated in either a single identifiable asset or a group of similar identifiable assets; or
- The integrated set of assets and activities is lacking, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs (i.e. revenue generated before and after the transaction).

An acquired process is considered substantive if:

- The process includes an organized workforce (or includes an acquired contract that provides access to an organized workforce), that is skilled, knowledgeable, and experienced in performing the process;
- The process cannot be replaced without significant cost, effort, or delay; or
- The process is considered unique or scarce.

Generally, the Company expects that acquisitions of real estate or in-substance real estate will not meet the definition of a business because substantially all of the fair value is concentrated in a single identifiable asset or group of similar identifiable assets (i.e. land, buildings, and related intangible assets) or because the acquisition does not include a substantive process in the form of an acquired workforce or an acquired contract that cannot be replaced without significant cost, effort or delay.

Acquisitions of real estate and in-substance real estate which do not meet the definition of a business are accounted for as asset acquisitions. The accounting model for asset acquisitions is similar to the accounting model for business combinations except that the acquisition consideration (including acquisition costs) is allocated to the individual assets acquired and liabilities assumed on a relative fair value basis. As a result, asset acquisitions do not result in the recognition of goodwill or a bargain purchase gain. The relative fair values used to allocate the cost of an asset acquisition are determined using the same methodologies and assumptions as the Company utilizes to determine fair value in a business combination.

The value of tangible assets acquired is based upon our estimation of value on an "as if vacant" basis. The value of acquired in-place leases includes the estimated costs during the hypothetical lease-up period and other costs that would have been incurred in the execution of similar leases under the market conditions at the acquisition date of the acquired in-place lease. We assess the fair value of tangible and intangible assets based on numerous factors, including estimated cash flow projections that utilize appropriate discount and capitalization rates and available market information. Estimates of future cash flows are based on a number of factors, including the historical operating results, known trends, and market/economic conditions that may affect the property.

The values of acquired above and below-market leases, which are included in prepaid expenses and other assets and other liabilities, respectively, are amortized over the terms of the related leases and recognized as either an increase (for below-market leases) or a decrease (for above-market leases) to rental revenue. The values of acquired in-place leases are classified in other assets in the accompanying consolidated balance sheets and amortized over the remaining terms of the related leases.

Capitalization Policy:

Land, buildings, property improvements, furniture/fixtures and tenant improvements are recorded at cost. Expenditures for maintenance and repairs are charged to operations as incurred. Renovations and/or replacements, which improve or extend the life of the asset, are capitalized and depreciated over their estimated useful lives.

Depreciation and Amortization

The Company uses the straight-line method for depreciation and amortization. Real estate investment properties are depreciated over the estimated useful lives of the properties, which range from 30 to 40 years. Property improvements are depreciated over the estimated useful lives that range from 10 to 20 years. Furniture and fixtures are depreciated over the estimated useful lives that range from 3 to 10 years. Tenant improvements are amortized over the shorter of the life of the related leases or their useful life.

Sale of Investment Property and Property Held for Sale

The Company reports properties that are either disposed of or are classified as held for sale in continuing operations in the consolidated statement of income if the removal, or anticipated removal, of the asset(s) from the reporting entity does not represent a strategic shift that has or will have a major effect on an entity's operations and financial results when disposed of.

In March 2022, the Company sold its free-standing restaurant property located in Unionville, CT (the "Unionville Property") to an unrelated third party for a sale price of $950,000, as that property no longer met the Company's investment objectives. In accordance with ASC Topic 606, "Contracts with Customers," and ASC Topic 610-20 "Gains and Losses from the Derecognition of Nonfinancial Assets," the Company recorded a gain on sale in the amount of $204,000, which gain is included in continuing operations in its consolidated income statements for the year ended October 31, 2022, when the Company's performance obligation was met, the transfer of the property's title to the buyer and when consideration was received from the buyer for that performance obligation.

In February 2022, the Company sold its free-standing restaurant property located in Bloomfield, NJ (the "Bloomfield Property") to an unrelated third party for a sale price of $1.8 million, as that property no longer met the Company's investment objectives. In accordance with ASC Topic 606, "Contracts with Customers," and ASC Topic 610-20 "Gains and Losses from the Derecognition of Nonfinancial Assets," the Company recorded a gain on sale in the amount of $544,000, which gain is included in continuing operations in its consolidated income statements for the year ended October 31, 2022, when the Company's performance obligation was met, the transfer of the property's title to the buyer and when consideration was received from the buyer for that performance obligation.

In September 2021, the Company entered into a purchase and sale agreement to sell its property located in Chester, NJ (the "Chester Property"), to an unrelated third party for a sale price of $1.96 million as that property no longer met its investment objectives. In accordance with ASC Topic 360-10-45, the property met all the criteria to be classified as held for sale in the fourth quarter of fiscal 2021, and accordingly the Company recorded a loss on property held for sale of $342,000, which loss was included in continuing operations in the consolidated statement of income for the year ended October 31, 2021. The amount of the loss represented the net carrying amount of the property over the fair value of the asset less estimated cost to sell. The net book value of the Chester Property was insignificant to financial statement presentation and as a result the Company did not include the asset as held for sale on its consolidated balance sheet at October 31, 2021. In December 2021, the Chester Property sale was completed and the Company realized an additional loss on sale of property of $7,000, which loss will be included in continuing operations in the consolidated statement of income for the year ended October 31, 2022.

In June 2021, the Company sold its property located in Newington, NH (the "Newington Property") to an unrelated third party for a sale price of $13.4 million as that property no longer met the Company's investment objectives. In accordance with ASC Topic 606, "Contracts with Customers," and ASC Topic 610-20 "Gains and Losses from the Derecognition of Nonfinancial Assets," the Company recorded a gain on sale in the amount of $11.8 million, which gain is included in continuing operations in its consolidated income statements for the year ended October 31, 2021, when the Company's performance obligation was met, the transfer of the property's title to the buyer and when consideration was received from the buyer for that performance obligation.

In March 2021, the Company sold its property located in Hillsdale, NJ (the "Hillsdale Property") to an unrelated third party for a sale price of $1.3 million, as that property no longer met the Company's investment objectives. In accordance with ASC Topic 606, "Contracts with Customers," and ASC Topic 610-20 "Gains and Losses from the Derecognition of Nonfinancial Assets," the Company recorded a gain on sale in the amount of $435,000, which gain is included in continuing operations in its consolidated income statements for the year ended October 31, 2021, when the Company's performance obligation was met, the transfer of the property's title to the buyer and when consideration was received from the buyer for that performance obligation.

In January 2020, the Company entered into a purchase and sale agreement, subject to certain conditions, to sell a 29,000 square foot portion of its property located in Pompton Lakes, NJ (the "Pompton Lakes Property") to an unrelated third party for a sale price of $2.8 million. In accordance with ASC Topic 360-10-45, that portion of the property met all the criteria to be classified as held for sale in September of fiscal 2020, and accordingly the Company recorded a loss on property held for sale of $5.7 million, which loss was included in continuing operations in the consolidated statement of income for the year ended October 31, 2020. The amount of the loss represented the net carrying amount of that portion of the property over the fair value of that portion of the asset less estimated cost to sell. In December 2020, the sale of that portion of the property was completed.

In January 2020, the Company sold for $1.3 million its retail property located in Carmel, NY (the "Carmel Property"), as that property no longer met the Company's investment objectives. In conjunction with the sale, the Company realized a loss on sale of the Carmel property in the amount of $242,000, which loss is included in continuing operations in the consolidated statement of income for the year ended October 31, 2020.

The combined operating results of the Unionville Property, the Bloomfield Property, the Chester Property, the Newington Property, the Hillsdale Property, the Carmel Property and the sold portion of the Pompton Lakes property, which are included in continuing operations, were as follows (amounts in thousands):

	Year Ended October 31,		
	2022	2021	2020
Revenues	**$ 54**	$1,125	$2,024
Property operating expense	**(26)**	(456)	(573)
Depreciation and amortization	**(14)**	(132)	(528)
Net Income	**$ 14**	$ 537	$ 923

Deferred Charges

Deferred charges consist principally of leasing commissions (which are amortized ratably over the life of the tenant leases). Deferred charges in the accompanying consolidated balance sheets are shown at cost, net of accumulated amortization of $5,316,000 and $4,994,000 as of October 31, 2022 and 2021, respectively.

Asset Impairment

On a periodic basis, management assesses whether there are any indicators that the value of its real estate investments may be impaired. A property value is considered impaired when management's estimate of current and projected operating cash flows (undiscounted and without interest) of the property over its remaining useful life is less than the net carrying value of the property. Such cash flow projections consider factors such as expected future operating income, trends and prospects, as well as the effects of demand, competition and other factors. To the extent impairment has occurred, the loss is measured as the excess of the net carrying amount of the property over the fair value of the asset. Changes in estimated future cash flows due to changes in the Company's plans or market and economic conditions could result in recognition of impairment losses which could be substantial. As of October 31, 2022, management does not believe that the value of any of its real estate investments is impaired.

Lease Income, Revenue Recognition and Tenant Receivables

Lease Income:

The Company accounts for lease income in accordance with ASC Topic 842, "Leases."

The Company's existing leases are generally classified as operating leases. However, certain longer-term leases (both lessee and lessor leases) may be classified as direct financing or sales type leases, which may result in selling profit and an accelerated pattern of earnings recognition.

The Company leases space to tenants under agreements with varying terms that generally provide for fixed payments of base rent, with designated increases over the term of the lease. Some of the lease agreements contain provisions that provide for additional rents based on tenants' sales volume ("percentage rent"). Percentage rents are recognized when the tenants achieve the specified targets as defined in their lease agreements. Additionally, most all lease agreements contain provisions for reimbursement of the tenants' share of actual real estate taxes, insurance and Common Area Maintenance ("CAM") costs (collectively, "Recoverable Costs") incurred.

Lease terms generally range from 1 to 5 years for tenant spaces under 10,000 square feet ("Shop Space") and in excess of 5 years for spaces greater than 10,000 square feet ("Anchor Spaces"). Many leases also provide the option for the tenants to extend their lease beyond the initial term of the lease. If the tenants do not exercise renewal options and the leases mature, the tenants must relinquish their space so it can be leased to a new tenant, which generally involves some level of cost to prepare the space for re-leasing. These costs are capitalized and depreciated over the shorter of the life of the subsequent lease or the life of the improvement.

CAM is a non-lease component of the lease contract under ASC Topic 842, and therefore would be accounted for under ASC Topic 606, "Revenue from Contracts with Customers," and presented separate from lease income in the accompanying consolidated statements of income, based on an allocation of the overall contract price, which is not necessarily the amount that would be billable to the tenants for CAM reimbursements per the terms of the lease contract. As the timing and pattern of providing the CAM service to the tenant is the same as the timing and pattern of the tenants' use of the underlying lease asset, the Company, in accordance with ASC Topic 842, combines CAM with the remaining lease components, along with tenants' reimbursement of real estate taxes and insurance, and recognize them together as lease income in the accompanying consolidated statements of income.

Lease income for operating leases with fixed payment terms is recognized on a straight-line basis over the expected term of the lease for all leases for which collectability is considered probable at the commencement date. At lease commencement, the Company expects that collectability is probable for all of its leases due to the Company's credit checks on tenants and other creditworthiness analysis undertaken before entering into a new lease; therefore, income from all operating leases is initially recognized on a straight-line basis. Lease income each period is reduced by amounts considered uncollectable on a lease-by-lease basis, with any changes in collectability assessments recognized as a current period adjustment to lease income. For operating leases in which collectability of lease income is not considered probable, lease income is recognized on a cash basis and all previously recognized uncollected lease income, including straight-line rental income, is reversed in the period in which the lease income is determined not to be probable of collection.

The Company, as a lessor, may only defer as initial direct costs the incremental costs of a tenant operating lease that would not have been incurred if the lease had not been obtained. These costs generally include third-party broker payments, which are capitalized to deferred costs in the accompanying consolidated balance sheets and amortized over the expected term of the lease to depreciation and amortization expense in the accompanying consolidated statements of income.

COVID-19 Pandemic

From the onset of COVID-19 through October 31, 2022, the Company has completed 290 lease modifications, consisting of base rent deferrals totaling $4.0 million and rent abatements totaling $4.7 million. Through October 31, 2022, the Company has received repayment of approximately $3.7 million of the base rent deferrals.

In April 2020, in response to the COVID-19 pandemic, the FASB staff issued guidance that it would be acceptable for entities to make an election to account for lease concessions related to the effects of the COVID-19 pandemic consistent with how those concessions would be accounted for under Topic 842, as if enforceable rights and obligations for those concessions existed (regardless of whether those enforceable rights and obligations for the concessions explicitly exist in the lease contract). Consequently, for concessions related to the effects of the COVID-19 pandemic, an entity will not have to analyze each lease contract to determine whether enforceable rights and obligations for concessions exist in the lease contract and may elect to apply or not apply the lease modification guidance in Topic 842 to those contracts.

This election is available for concessions related to the effects of the COVID-19 pandemic that do not result in a substantial increase in the rights of the lessor or the obligations of the lessee. For example, this election is available for concessions that result in the total payments required by the modified contract being substantially the same as or less than total payments required by the original contract. The FASB staff expects that reasonable judgment will be exercised in making those determinations.

Most concessions will provide a deferral of payments with no substantive changes to the consideration in the original lease contract. A deferral affects the timing, but the amount of the consideration is substantially the same as that required by the original lease contract. The FASB staff expects that there will be multiple ways to account for those deferrals, none of which the staff believes are preferable over others. The Company has made the election not to analyze each lease contract, and believes that, based on FASB guidance, the appropriate way to account for the concessions as described above is to account for such concessions as if no changes to the lease contracts were made. Under that accounting, a lessor would increase its lease receivable (straight-line rents receivable) and would continue to recognize income during the deferral period, assuming that the collectability of the future rents under the lease contract are considered collectable. If it is determined that the future rents of any lease contract are not collectable, the Company would treat that lease contract on a cash basis as defined in ASC Topic 842.

When collection of substantially all lease payments during the lease term is not considered probable, total lease revenue is limited to the lesser of revenue recognized under accrual accounting or cash received. Determining the probability of collection of substantially all lease payments during a lease term requires significant judgment. This determination is impacted by numerous factors, including our assessment of the tenant's credit worthiness, economic conditions, tenant sales productivity in that location, historical experience with the tenant and tenants operating in the same industry, future prospects for the tenant and the industry in which it operates, and the length of the lease term. If leases currently classified as probable are subsequently reclassified as not probable, any outstanding lease receivables (including straight-line rent receivables) would be written-off with a corresponding decrease in lease income.

Revenue Recognition

In those instances in which the Company funds tenant improvements and the improvements are deemed to be owned by the Company, revenue recognition on operating leases will commence when the improvements are substantially completed and possession or control of the space is turned over to the tenant. When the Company determines that the tenant allowances are lease incentives, the Company commences revenue recognition when possession or control of the space is turned over to the tenant for tenant work to begin.

Lease termination amounts are recognized in operating revenues when there is a signed termination agreement, all of the conditions of the agreement have been met, the tenant is no longer occupying the property and the termination consideration is probable of collection. Lease termination amounts are paid by tenants who want to terminate their lease obligations before the end of the contractual term of the lease by agreement with the Company. There is no way of predicting or forecasting the timing or amounts of future lease termination fees. Interest income is recognized as it is earned. Gains or losses on disposition of properties are recorded when the criteria for recognizing such gains or losses under U.S. GAAP have been met.

Percentage rent is recognized when a specific tenant's sales breakpoint is achieved.

Tenant Receivables

During the early days of the pandemic, the actions taken by federal, state and local governments to mitigate the spread of COVID-19, initially by ordering closures of non-essential businesses and ordering residents to generally stay at home, and subsequent phased re-openings resulted in many of our tenants temporarily or even permanently closing their businesses, and for some, it has impacted their ability to pay rent.

As a result, in accordance with ASC Topic 842, we revised our collectability assumptions for many of our tenants that were most significantly impacted by COVID-19. This amount includes changes in our collectability assessments for certain tenants in our portfolio from probable to not probable, which requires that revenue recognition for those tenants be converted to cash-basis accounting, with previously uncollected billed rents reversed in the current period. From the beginning of the COVID-19 pandemic through the end of our second quarter of fiscal 2021, we converted 89 tenants to cash-basis accounting in accordance with ASC Topic 842.

We did not convert any additional tenants to cash-basis accounting in the second half of fiscal 2021 or the fiscal year ended October 31, 2022. As of October 31, 2022, 34 of the 89 tenants that were previously converted to cash-basis are no longer tenants in the Company's properties. In addition, when one of the Company's tenants is converted to cash-basis accounting in accordance with ASC Topic 842, all previously recorded straight-line rent receivables need to be reversed in the period that the tenant is converted to cash-basis revenue recognition. In the fiscal year ended October 31, 2021, the Company reversed straight-line rent revenue in the amount of $1.3 million related to tenants converted to cash-basis revenue recognition. The Company did not reverse any straight-line rent revenue in the fiscal year ended October 31, 2022, as no tenants were converted to cash-basis revenue recognition in that period.

During the fiscal years ended October 31, 2022 and 2021, we restored 10 and 13 of the original 89 tenants, respectively, to accrual-basis revenue recognition as those tenants paid all of their billed rents for six consecutive months and have no significant unpaid billings at the time of restoration to accrual basis accounting. When a tenant is restored to accrual-basis revenue recognition, the Company records revenue on the straight-line basis. As such, the Company restored straight-line rent revenue in the fiscal years ended October 31, 2022 and 2021 in the amounts of $57,000 and $582,000, respectively, for these tenants.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of October 31, 2022, the Company is recording lease income on a cash basis for approximately 3.7% of our tenants in accordance with ASC Topic 842.

During the fiscal year ended October 31, 2021, we recognized collectability adjustments totaling $4.2 million. The Company did not have any significant collectability adjustments in the fiscal year ended October 31, 2022.

At October 31, 2022 and October 31, 2021, $19,895,000 and $19,670,000, respectively, have been recognized as straight-line rents receivable (representing the current cumulative rents recognized prior to when billed and collectible as provided by the terms of the leases), all of which is included in tenant receivables in the accompanying consolidated financial statements.

The Company provides an allowance for doubtful accounts against the portion of tenant receivables that is estimated to be uncollectable. Such allowances are reviewed periodically. At October 31, 2022 and October 31, 2021, tenant receivables in the accompanying consolidated balance sheets are shown net of allowances for doubtful accounts of $6,213,600 and $7,469,000, respectively. Included in the aforementioned allowance for doubtful accounts is an amount for future tenant credit losses of approximately 10% of the deferred straight-line rents receivable which is estimated to be uncollectable.

Cash Equivalents

Cash and cash equivalents consist of cash in banks and short-term investments with original maturities of less than three months.

Marketable Securities

Marketable equity securities are carried at fair value based upon quoted market prices in active markets.

In March 2020, the Company purchased REIT securities in the amount of $7.0 million. In May 2020, the Company sold all of its REIT securities for $7.3 million and realized a gain on sale of $258,000, which is included in the consolidated statement of income for the year ended October 31, 2020.

Derivative Financial Instruments

The Company occasionally utilizes derivative financial instruments, such as interest rate swaps, to manage its exposure to fluctuations in interest rates. The Company has established policies and procedures for risk assessment and the approval, reporting and monitoring of derivative financial instruments. Derivative financial instruments must be effective in reducing the Company's interest rate risk exposure in order to qualify for hedge accounting. When the terms of an underlying transaction are modified, or when the underlying hedged item ceases to exist, all changes in the fair value of the instrument are marked-to-market with changes in value included in net income for each period until the derivative instrument matures or is settled. Any derivative instrument used for risk management that does not meet the hedging criteria is marked-to-market with the changes in value included in net income. The Company has not entered into, and does not plan to enter into, derivative financial instruments for trading or speculative purposes. Additionally, the Company has a policy of entering into derivative contracts only with major financial institutions.

As of October 31, 2022, the Company believes it has no significant risk associated with non-performance of the financial institutions that are the counterparty to its derivative contracts. At October 31, 2022, the Company had approximately $155.7 million in secured mortgage financings subject to interest rate swaps. Such interest rate swaps converted the LIBOR or Secured Overnight Financing Rate ("SOFR")-based variable rates on the mortgage financings to a fixed annual rate of 3.74% per annum. As of October 31, 2022 and 2021, the Company had a deferred liability of $0 and $6.7 million, respectively, (included in accounts payable and accrued expenses on the consolidated balance sheets) relating to the fair value of the Company's interest rate swaps applicable to secured mortgages. As of October 31, 2022 and 2021, the Company had a deferred assets of $15.9 million and $515,000, respectively, (included in other assets on the consolidated balance sheets) relating to the fair value of the Company's interest rate swaps applicable to secured mortgages.

Charges and/or credits relating to the changes in fair values of such interest rate swap are made to other comprehensive (loss) as the swap is deemed effective and is classified as a cash flow hedge.

Comprehensive Income

Comprehensive income is comprised of net income applicable to Common and Class A Common stockholders and other comprehensive income (loss). Other comprehensive income (loss) includes items that are otherwise recorded directly in stockholders' equity, such as unrealized gains and losses on interest rate swaps designated as cash flow hedges, including the Company's share from entities accounted for under the equity method of accounting. At October 31, 2022, accumulated other comprehensive income consisted of net unrealized gains on interest rate swap agreements of $17.2 million, inclusive of the Company's share of accumulated comprehensive income from joint ventures accounted for by the equity method of accounting. At October 31, 2021, accumulated other comprehensive loss consisted of net unrealized losses on interest rate swap agreements of $7.7 million inclusive of the Company's share of accumulated comprehensive income/(loss) from joint ventures accounted for by the equity method of accounting. Unrealized gains and losses included in other comprehensive income/(loss) will be reclassified into earnings when gains and losses are realized.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, and tenant receivables. The Company places its cash and cash equivalents in excess of insured amounts with high quality financial institutions. The Company performs ongoing credit evaluations of its tenants and may require certain tenants to provide security deposits or letters of credit. Though these security deposits and letters of credit are insufficient to meet the terminal value of a tenant's lease obligation, they are a measure of good faith and a source of funds to offset the economic costs associated with lost rent and the costs associated with re-tenanting the space. There is no dependence upon any single tenant.

Earnings Per Share

The Company calculates basic and diluted earnings per share in accordance with the provisions of ASC Topic 260, "Earnings Per Share." Basic earnings per share ("EPS") excludes the impact of dilutive shares and is computed by dividing net income applicable to Common and Class A Common stockholders by the weighted average number of Common shares and Class A Common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue Common shares or Class A Common shares were exercised or converted into Common shares or Class A Common shares and then shared in the earnings of the Company. Since the cash dividends declared on the Company's Class A Common stock are higher than the dividends declared on the Common Stock, basic and diluted EPS have been calculated using the "two-class" method. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock according to the weighted average of the dividends declared, outstanding shares per class and participation rights in undistributed earnings.

The following table sets forth the reconciliation between basic and diluted EPS (in thousands):

	Year Ended October 31,		
	2022	2021	2020
Numerator			
Net income applicable to common stockholders—basic	**$ 5,790**	$ 7,366	$1,849
Effect of dilutive securities:			
Restricted stock awards	**187**	190	34
Net income applicable to common stockholders—diluted	**$ 5,977**	$ 7,556	$1,883
Denominator			
Denominator for basic EPS— weighted average common shares	**9,326**	9,244	9,144
Effect of dilutive securities:			
Restricted stock awards	**455**	364	241
Denominator for diluted EPS— weighted average common equivalent shares	**9,781**	9,608	9,385
Numerator			
Net income applicable to Class A common stockholders—basic	**$20,264**	$26,267	$6,684
Effect of dilutive securities:			
Restricted stock awards	**(187)**	(190)	(34)
Net income applicable to Class A common stockholders—diluted	**$20,077**	$26,077	$6,650
Denominator			
Denominator for basic EPS— weighted average Class A common shares	**29,481**	29,576	29,506
Effect of dilutive securities:			
Restricted stock awards	**196**	177	70
Denominator for diluted EPS— weighted average Class A common equivalent shares	**29,677**	29,753	29,576

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock-Based Compensation

The Company accounts for its stock-based compensation plans under the provisions of ASC Topic 718, "Stock Compensation," which requires that compensation expense be recognized, based on the fair value of the stock awards less estimated forfeitures. The fair value of stock awards is equal to the fair value of the Company's stock on the grant date. The Company recognizes compensation expense for its stock awards by amortizing the fair value of stock awards over the requisite service periods of such awards. In certain cases as defined in the participant agreements, the vesting of stock awards can be accelerated, which will result in the Company charging to compensation expense the remaining unamortized restricted stock compensation related to those stock awards.

Segment Reporting

The Company's primary business is the ownership, management, and redevelopment of retail properties. The Company reviews operating and financial information for each property on an individual basis and therefore, each property represents an individual operating segment. The Company evaluates financial performance using property operating income, which consists of base rental income and tenant reimbursement income, less rental expenses and real estate taxes. Only one of the Company's properties, located in Stamford, CT ("Ridgeway"), is considered significant as its revenue is in excess of 10% of the Company's consolidated total revenues and accordingly is a reportable segment. The Company has aggregated the remainder of our properties as they share similar long-term economic characteristics and have other similarities including the fact that they are operated using consistent business strategies, are typically located in the same major metropolitan area, and have similar tenant mixes.

Ridgeway is located in Stamford, Connecticut and was developed in the 1950's and redeveloped in the mid 1990's. The property contains approximately 374,000 square feet of GLA. It is the dominant grocery-anchored center and the largest non-mall shopping center located in the City of Stamford, Fairfield County, Connecticut.

Segment information about Ridgeway as required by ASC Topic 280 is included below:

	Year Ended October 31,		
	2022	2021	2020
Ridgeway Revenues	**10.1**%	10.4%	11.2%
All Other Property Revenues	**89.9**%	89.6%	88.8%
Consolidated Revenue	**100.0**%	100.0%	100.0%

	Year Ended October 31,	
	2022	2021
Ridgeway Assets	**6.5**%	6.3%
All Other Property Assets	**93.5**%	93.7%
Consolidated Assets (Note 1)	**100.0**%	100.0%

Note 1—Ridgeway did not have any significant expenditures for additions to long-lived assets in any of the fiscal years ended October 31, 2022, 2021 and 2020.

	Year Ended October 31,		
	2022	2021	2020
Ridgeway Percent Leased	**98**%	92%	92%

Ridgeway Significant Tenants (by base rent):

	Year Ended October 31,		
	2022	2021	2020
The Stop & Shop Supermarket Company	**21**%	21%	20%
Bed, Bath & Beyond	**15**%	15%	14%
Marshall's Inc., a division of the TJX Companies	**11**%	11%	10%
All Other Tenants at Ridgeway (Note 2)	**53**%	53%	56%
Total	**100**%	100%	100%

Note 2—No other tenant accounts for more than 10% of Ridgeway's annual base rents in any of the three years presented. Percentages are calculated as a ratio of the tenants' base rent divided by total base rent of Ridgeway.

Income Statement (In thousands):

	Year Ended October 31, 2022		
	Ridgeway	**All Other Operating Segments**	**Total Consolidated**
Revenues	**$14,448**	**$128,655**	**$143,103**
Operating Expenses	**$ 4,553**	**$ 44,271**	**$ 48,824**
Interest Expense	**$ 1,603**	**$ 11,572**	**$ 13,175**
Depreciation and Amortization	**$ 2,200**	**$ 27,599**	**$ 29,799**
Income from Continuing Operations	**$ 6,092**	**$ 37,182**	**$ 43,274**

| | Year Ended October 31, 2021 | | |
	Ridgeway	All Other Operating Segments	Total Consolidated
Revenues	$14,167	$121,414	$135,581
Operating Expenses	$ 4,495	$ 42,117	$ 46,612
Interest Expense	$ 1,632	$ 11,455	$ 13,087
Depreciation and Amortization	$ 2,238	$ 26,794	$ 29,032
Income from Continuing Operations	$ 5,802	$ 45,126	$ 50,928

| | Year Ended October 31, 2020 | | |
	Ridgeway	All Other Operating Segments	Total Consolidated
Revenues	$14,180	$112,565	$126,745
Operating Expenses	$ 4,424	$ 38,582	$ 43,006
Interest Expense	$ 1,673	$ 11,835	$ 13,508
Depreciation and Amortization	$ 2,494	$ 26,693	$ 29,187
Income from Continuing Operations	$ 5,589	$ 20,481	$ 26,070

Reclassification

Certain fiscal 2020 and 2021 amounts have been reclassified to conform to current period presentation.

New Accounting Standards

In March 2020, the FASB issued ASU No. 2020-04, "Reference Rate Reform (Topic 848)." --ASU No. 2020-04 contains practical expedients for reference rate-reform related activities that impact debt, leases, derivatives and other contracts. The guidance in ASU No. 2020-04 is optional and may be elected over time as reference rate reform activities occur. During the three months ended April 30, 2020, the Company elected to apply the hedge accounting expedients related to probability and the assessments of effectiveness for future LIBOR-indexed cash flows to assume that the index upon which future hedged transactions will be based matches the index on the corresponding derivatives. Application of these expedients preserves the presentation of derivatives consistent with past presentation. The Company continues to evaluate the impact of the guidance and may apply other elections as applicable as additional changes in the market occur.

The Company has evaluated all other new ASU's issued by FASB, and has concluded that these updates do not have a material effect on the Company's consolidated financial statements as of October 31, 2022.

(2) REAL ESTATE INVESTMENTS

The Company's investments in real estate, net of depreciation, were composed of the following at October 31, 2022 and 2021 (in thousands):

	Consolidated Investment Properties	Unconsolidated Joint Ventures	2022 Totals	2021 Totals
Retail	$880,256	$29,586	$909,842	$891,921
Office	6,612	—	6,612	6,883
Total	$886,868	$29,586	$916,454	$898,804

The Company's investments at October 31, 2022 consisted of equity interests in 77 properties. The 77 properties are located in the northeastern part of the United States with a concentration in the metropolitan New York tri-state area outside of the City of New York. The Company's primary investment focus is neighborhood and community shopping centers located in the region just described. Since a significant concentration of the Company's properties are in the northeast, market changes in this region could have an effect on the Company's leasing efforts and ultimately its overall results of operations.

(3) INVESTMENT PROPERTIES

The components of the properties consolidated in the financial statements are as follows (in thousands):

| | October 31, | |
	2022	2021
Land	$ 245,844	$ 235,233
Buildings and improvements	944,512	913,149
	1,190,356	1,148,382
Accumulated depreciation	(303,488)	(278,605)
	$ 886,868	$ 869,777

Space at the Company's properties is generally leased to various individual tenants under short and intermediate-term leases which are accounted for as operating leases.

Certain of the Company's leases provide for the payment of additional rent based on a percentage of the tenant's revenues. Such additional percentage rents are included in operating lease income and were less than 1.00% of consolidated revenues in each of the three years ended October 31, 2022.

Significant Investment Property Acquisition Transactions

In February 2022, the Company purchased Shelton Square shopping center, and in July 2022 exercised an option to purchase a pad site adjacent to the shopping center (collectively, "Shelton"), for an aggregate of $36 million (exclusive of closing costs). Shelton is a 188,000 square foot grocery-anchored shopping center located in Shelton, CT. The Company funded the purchase with available cash, borrowings on our unsecured revolving credit facility (the "Facility") and proceeds from mortgage borrowings.

The Company accounted for the purchase of Shelton as an asset acquisition and allocated the total consideration transferred for the acquisition, including transaction costs, to the individual assets and liabilities acquired on a relative fair value basis.

The financial information set forth below summarizes the Company's purchase price allocation of the cash consideration paid on a relative fair value basis (Level 3 of the fair value hierarchy) for Shelton during the year ended October 31, 2022 (in thousands).

	Shelton
Assets:	
Land	$11,484
Building and improvements	$21,803
In-place leases	$ 2,285
Above market leases	$ 1,179
Liabilities:	
In-place leases	$ —
Below market leases	$ 1,081

The value of above and below market leases are amortized as a reduction/increase to base rental revenue over the term of the respective leases. The value of in-place leases are amortized as an expense over the terms of the respective leases.

For the fiscal year ended October 31, 2022, 2021 and 2020, the net amortization of above-market and below-market leases was approximately $972,000, $570,000 and $706,000, respectively, which is included in base rents in the accompanying consolidated statements of income.

In Fiscal 2022, the Company incurred costs of approximately $15.6 million related to capital improvements and leasing costs to its properties.

(4) MORTGAGE NOTES PAYABLE, BANK LINES OF CREDIT AND OTHER LOANS

At October 31, 2022, the Company has mortgage notes payable and other loans that are due in installments over various periods to fiscal 2037. The mortgage loans bear interest at rates ranging from 3.1% to 5.6% and are collateralized by real estate investments having a net carrying value of approximately $491.5 million.

Combined aggregate principal maturities of mortgage notes payable during the next five years and thereafter are as follows (in thousands):

	Principal Repayments	Scheduled Amortization	Total
2023	$ —	$ 7,612	$ 7,612
2024	18,711	7,738	26,449
2025	82,277	5,206	87,483
2026	7,751	5,189	12,940
2027	39,104	4,229	43,333
Thereafter	113,440	11,059	124,499
	$261,283	$41,033	$302,316

The Company has a $125 million unsecured revolving credit facility with a syndicate of three banks led by The Bank of New York Mellon, as administrative agent. The syndicate also includes Wells Fargo Bank N.A. and Bank of Montreal (co-syndication agents). The Facility gives the Company the option, under certain conditions, to increase the Facility's borrowing capacity to $175 million (subject to lender approval). The maturity date of the Facility is March 29, 2024, with a one year extension at the Company's option. Borrowings under the Facility can be used for general corporate purposes and the issuance of letters of credit (up to $10 million). Borrowings will bear interest at the Company's option of the Eurodollar rate plus 1.45% to 2.20% or The Bank of New York Mellon's prime lending rate plus 0.45% to 1.20% based on consolidated total indebtedness, as defined. The Company pays a quarterly commitment fee on the unused commitment amount of 0.15% to 0.25% based on outstanding borrowings during the year. The Company's ability to borrow under the Facility is subject to its compliance with the covenants and other restrictions on an ongoing basis. The principal financial covenants limit the Company's level of secured and unsecured indebtedness, including preferred stock, and additionally require the Company to maintain certain debt coverage ratios. The Company was in compliance with such covenants at October 31, 2022. The Facility includes market standard provisions for determining the benchmark replacement rate for LIBOR.

As of October 31, 2022, $94 million was available to be drawn on the Facility.

During the fiscal year ended October 31, 2022, the Company borrowed $40.5 million on its Facility to fund capital improvements to our properties, property acquisitions and for general corporate purposes. During the fiscal years ended October 31, 2022 and 2021, the Company re-paid $10.0 million and $35.0 million, respectively, on its Facility with available cash, and proceeds from mortgage refinancings.

In March 2022, the Company repaid with available cash its existing $3.1 million first mortgage secured by Van Houten Farms shopping center in Passaic, NJ.

In February 2022, the Company refinanced its existing $22.8 million first mortgage secured by The Dock Shopping Center in Stratford, CT. The new mortgage has a principal balance of $35.0 million, a term of 10 years, and requires payments of principal and interest at a variable rate based on the SOFR, plus an applicable spread. Concurrent with entering into the mortgage, the Company entered into an interest rate swap agreement with the lender as the counterparty, which converts the variable rate based on SOFR to a fixed rate of interest of 3.05% per annum.

In December 2021, the Company refinanced its existing $6.5 million first mortgage secured by the Boonton Acme shopping center located in Boonton, NJ. The new mortgage has a principal balance of $11.0 million, a term of 10 years, and requires payments of principal and interest at a fixed rate of 3.45%.

In October 2021, the Company refinanced its existing $16.4 million first mortgage secured by Village Shopping Center in New Providence, NJ. The new mortgage has a principal balance of $21.0 million, has a term of 10 years, and requires payments of principal and interest at a fixed rate of 3.50%.

Interest paid in the years ended October 31, 2022, 2021 and 2020 was approximately $12.6 million, $13.0 million and $13.3 million, respectively.

(5) CONSOLIDATED JOINT VENTURES AND REDEEMABLE NONCONTROLLING INTERESTS

The Company has an investment in four joint ventures, UB Orangeburg, LLC ("Orangeburg"), McLean Plaza Associates, LLC ("McLean") and UB Dumont I, LLC ("Dumont") each of which owns a commercial retail property, and UB High Ridge, LLC ("High Ridge"), which owns three commercial real estate properties. The Company has evaluated its investment in these four joint ventures and has concluded that these joint ventures are fully controlled by the Company and that the presumption of control is not offset by any rights of any of the limited partners or non-controlling members in these ventures and that the joint ventures should be consolidated into the consolidated financial statements of the Company in accordance with ASC Topic 810, "Consolidation." The Company's investment in these consolidated joint ventures is more fully described below:

Orangeburg

The Company, through a wholly-owned subsidiary, is the managing member and owns a 43.8% interest in Orangeburg, which owns a drug store-anchored shopping center. The other member (non-managing) of Orangeburg is the prior owner of the contributed property who, in exchange for contributing the net assets of the property, received units of Orangeburg equal to the value of the contributed property less the value of the assigned first mortgage payable. The Orangeburg operating agreement provides for the non-managing member to receive an annual cash distribution equal to the regular quarterly cash distribution declared by the Company for one share of the Company's Class A Common stock, which amount is attributable to each unit of Orangeburg ownership. The annual cash distribution is paid from available cash, as defined, of Orangeburg. The balance of available cash, if any, is fully distributable to the Company. Upon liquidation, proceeds from the sale of Orangeburg assets are to be distributed in accordance with the operating agreement. The non-managing member is not obligated to make any additional capital contributions to the partnership. Orangeburg has a defined termination date of December 31, 2097. Since purchasing this property, the Company has made additional investments in the amount of $6.8 million in Orangeburg and as a result as of October 31, 2022 its ownership percentage has increased to 43.8% from approximately 2.92% at inception.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

McLean

The Company, through a wholly-owned subsidiary, is the managing member and owns a 53% interest in McLean Plaza Associates, LLC, a limited liability company ("McLean"), which owns a grocery-anchored shopping center. The McLean operating agreement provides for the non-managing members to receive a fixed annual cash distribution equal to 5.05% of their invested capital. The annual cash distribution is paid from available cash, as defined, of McLean. The balance of available cash, if any, is fully distributable to the Company. Upon liquidation, proceeds from the sale of McLean assets are to be distributed in accordance with the operating agreement. The non-managing members are not obligated to make any additional capital contributions to the entity.

High Ridge

The Company is the managing member and owns a 29.2% interest in High Ridge. The Company's initial investment was $5.5 million, and the Company has purchased additional interests totaling $11.1 million and contributed $1.5 million in additional equity to the venture through October 31, 2022. High Ridge, either directly or through a wholly-owned subsidiary, owns three commercial real estate properties, High Ridge Shopping Center ("High Ridge Center"), a grocery-anchored shopping center, and two single tenant commercial retail properties, one leased to JP Morgan Chase and one leased to CVS. Two properties are located in Stamford, CT and one property is located in Greenwich, CT. High Ridge Center is a shopping center anchored by a Trader Joe's grocery store. The properties were contributed to the new entities by the former owners who received units of ownership of High Ridge equal to the value of properties contributed less liabilities assumed. The High Ridge operating agreement provides for the non-managing members to receive an annual cash distribution, currently equal to 5.22% of their invested capital.

Dumont

The Company is the managing member and owns a 37.8% interest in Dumont. The Company's initial investment was $3.9 million, and the Company has purchased additional interests totaling $798,000 through October 31, 2022. Dumont owns a retail and residential real estate property, which retail portion is anchored by a Stop & Shop grocery store. The property is located in Dumont, NJ. The property was contributed to the new entity by the former owners who received units of ownership of Dumont equal to the value of contributed property less liabilities assumed. The Dumont operating agreement provides for the non-managing members to receive an annual cash distribution, currently equal to 5.03% of their invested capital.

New City

In March 2022, the Company redeemed the remaining noncontrolling interests in New City for $502,000. After the redemption, the Company's ownership of New City increased from 84.3% to 100%. New City owns a single tenant retail real estate property located in New City, NY, which is leased to a savings bank. In addition, New City rents certain parking spaces on the property to the owner of an adjacent grocery-anchored shopping center.

Noncontrolling interests:

The Company accounts for noncontrolling interests in accordance with ASC Topic 810, "Consolidation." Because the limited partners or noncontrolling members in Orangeburg, McLean, High Ridge and Dumont have the right to require the Company to redeem all or a part of their limited partnership or limited liability company units for cash, or at the option of the Company shares of its Class A Common stock, at prices as defined in the governing agreements, the Company reports the noncontrolling interests in the consolidated joint ventures in the mezzanine section, outside of permanent equity, of the consolidated balance sheets at redemption value which approximates fair value. The value of the Orangeburg, McLean and a portion of the High Ridge and Dumont redemptions are based solely on the price of the Company's Class A Common stock on the date of redemption. For the years ended October 31, 2022 and 2021, the Company increased/(decreased) the carrying value of the non-controlling interests by $(1.9) million and $10.5 million, respectively, with the corresponding adjustment recorded in stockholders' equity.

The following table sets forth the details of the Company's redeemable non-controlling interests (amounts in thousands):

	October 31,	
	2022	2021
Beginning Balance	**$67,395**	$62,071
Partial Redemption of High Ridge Noncontrolling Interest	**(2,681)**	(5,126)
Redemption of New City Noncontrolling Interest	**(502)**	—
Partial Redemption of Dumont Noncontrolling Interest	**(168)**	—
Redemption of UB Rye, LLC Noncontrolling Interest	**(546)**	—
Change in Redemption Value	**(1,948)**	10,450
Ending Balance	**$61,550**	$67,395

(6) INVESTMENTS IN AND ADVANCES TO UNCONSOLIDATED JOINT VENTURES

At October 31, 2022 and 2021, investments in and advances to unconsolidated joint ventures consisted of the following (with the Company's ownership percentage in parentheses) (amounts in thousands):

	October 31,	
	2022	2021
Chestnut Ridge Shopping Center (50%)	**$11,617**	$12,188
Gateway Plaza (50%)	**5,858**	6,845
Putnam Plaza Shopping Center (66.67%)	**4,952**	3,231
Midway Shopping Center, L.P. (11.792%)	**3,647**	3,982
Applebee's at Riverhead (50%)	**2,789**	2,058
81 Pondfield Road Company (20%)	**723**	723
Total	**$29,586**	$29,027

Chestnut Ridge

The Company, through a wholly-owned subsidiary, owns a 50% undivided tenancy-in-common equity interest in the 76,000 square foot Chestnut Ridge Shopping Center located in Montvale, New Jersey ("Chestnut"), which is anchored by a Fresh Market grocery store.

Gateway Plaza and Applebee's at Riverhead

The Company, through two wholly-owned subsidiaries, owns a 50% undivided tenancy-in-common equity interest in the Gateway Plaza Shopping Center ("Gateway") and Applebee's at Riverhead ("Applebee's"). Both properties are located in Riverhead, New York (together the "Riverhead Properties"). Gateway, a 198,500 square foot shopping center anchored by a 168,000 square foot Walmart which also has 27,000 square feet of in-line space that is leased and a 3,500 square foot outparcel that is leased. Applebee's has a 5,400 square foot free-standing Applebee's restaurant with a 7,200 square foot pad site that is leased.

On July 1, 2022, Gateway refinanced its existing $10.8 million non-recourse first mortgage loan prior to the original maturity date and incurred a prepayment penalty of $220,000, which was paid to the prior lender at the date of repayment. The new $14.0 million mortgage loan matures on July 1, 2032 and requires payments of interest only for the first 7 years at a rate equal to the SOFR plus 1.75% and then requires payments of principal and interest for the duration of the loan. Concurrent with entering into the mortgage, Gateway entered into an interest rate swap agreement, which converts the variable rate based on SOFR to a fixed interest rate of 4.07% per annum for the term of the mortgage note.

Putnam Plaza Shopping Center

The Company, through a wholly-owned subsidiary, owns a 66.67% undivided tenancy-in-common equity interest in the 189,000 square foot Putnam Plaza Shopping Center ("Putnam Plaza"), which is anchored by a Tops grocery store.

Putnam Plaza has a first mortgage payable in the amount of $17.7 million. The mortgage requires monthly payments of principal and interest at a fixed rate of 4.81% and will mature in 2028.

Midway Shopping Center, L.P.

The Company, through a wholly-owned subsidiary, owns an 11.792% equity interest in Midway Shopping Center L.P. ("Midway"), which owns a 247,000 square foot grocery-anchored shopping center in Westchester County, New York. Although the Company only has an 11.792% equity interest in Midway, it controls 25% of the voting power of Midway, and as such, has determined that it exercises significant influence over the financial and operating decisions of Midway but does not control the venture and accounts for its investment in Midway under the equity method of accounting.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company has allocated the $7.4 million excess of the carrying amount of its investment in and advances to Midway over the Company's share of Midway's net book value to real property and is amortizing the difference over the property's estimated useful life of 39 years. The remaining unamortized balance at October 31, 2022 is $5.1 million.

Midway currently has a non-recourse first mortgage payable in the amount of $23.7 million. The loan requires payments of principal and interest at the rate of 4.80% per annum and will mature in 2027.

81 Pondfield Road Company

The Company's other investment in an unconsolidated joint venture is a 20% economic interest in a partnership which owns a retail and office building in Westchester County, New York.

The Company accounts for the above investments under the equity method of accounting since it exercises significant influence, but does not control the joint ventures. The other venturers in the joint ventures have substantial participation rights in the financial decisions and operation of the ventures or properties, which preclude the Company from consolidating the investments. The Company has evaluated its investment in the joint ventures and has concluded that the joint ventures are not Variable Interest Entities ("VIE's"). Under the equity method of accounting the initial investment is recorded at cost as an investment in unconsolidated joint venture, and subsequently

adjusted for equity in net income (loss) and cash contributions and distributions from the venture. Any difference between the carrying amount of the investment on the Company's balance sheet and the underlying equity in net assets of the venture is evaluated for impairment at each reporting period.

(7) LEASES

Lessor Accounting

The Company's Lease income is comprised of both fixed and variable income, as follows:

Fixed lease income includes stated amounts per the lease contract, which are primarily related to base rent. Income for these amounts is recognized on a straight-line basis.

Variable lease income includes recoveries from tenants, which represents amounts that tenants are contractually obligated to reimburse the Company for the tenants' portion of Recoverable Costs. Generally, the Company's leases provide for the tenants to reimburse the Company for Recoverable Costs based on the tenants' share of the actual costs incurred in proportion to the tenants' share of leased space in the property.

The following table provides a disaggregation of lease income recognized during the years ended October 31, 2022, 2021 and 2020, under ASC Topic 842, "Leases," as either fixed or variable lease income based on the criteria specified in ASC Topic 842 (in thousands):

| | October 31, | | |
	2022	2021	2020
Operating lease income:			
Fixed lease income (Base Rent)	**$102,587**	$ 98,918	$ 98,678
Variable lease income (Recoverable Costs)	**34,067**	35,090	28,889
Other lease related income, net:			
Above/below market rent amortization	**972**	570	706
Uncollectable amounts in lease income	**(13)**	(1,529)	(3,916)
ASC Topic 842 cash basis lease income reversal	**47**	(2,685)	(3,416)
Total lease income	**$137,660**	$130,364	$120,941

Future minimum rents under non-cancelable operating leases for the next five years and thereafter, excluding variable lease payments, are as follows (in thousands):

Fiscal Year Ending	
2023(a)	$ 95,060
2024	85,624
2025	73,713
2026	64,768
2027	56,057
Thereafter	229,029
Total	$604,251

(a) The amounts above are based on existing leases in place at October 31, 2022.

(8) STOCKHOLDERS' EQUITY

Authorized Stock

The Company's Charter authorizes up to 200,000,000 shares of various classes of stock. The total number of shares of authorized stock consists of 100,000,000 shares of Class A Common Stock, 30,000,000 shares of Common Stock, 50,000,000 shares of Preferred Stock, and 20,000,000 shares of Excess Stock.

Preferred Stock

The 6.25% Series H Senior Cumulative Preferred Stock (the "Series H Preferred Stock") is nonvoting, has no stated maturity and is redeemable for cash at $25 per share at the Company's option on or after September 18, 2022. The holders of our Series H Preferred Stock have general preference rights with respect to liquidation and quarterly distributions. Except under certain conditions, holders of the Series H Preferred Stock will not be entitled to vote on most matters. In the event of a cumulative arrearage equal to six quarterly dividends, holders of Series H Preferred Stock, together with all of the Company's other Series of preferred stock (voting as a single class without regard to series) will have the right to elect two additional members to serve on the Company's Board of Directors until the arrearage has been cured. Upon the occurrence of a Change of Control, as defined in the Company's Articles of Incorporation, the holders of the Series H Preferred Stock will have the right to convert all or part of the shares of Series H Preferred Stock held by such holder on the applicable conversion date into a number of the Company's shares of Class A common stock. Underwriting commissions and costs incurred in connection with the sale of the Series H Preferred Stock are reflected as a reduction of additional paid in capital.

The 5.875% Series K Senior Cumulative Preferred Stock ("Series K Preferred Stock") is non-voting, has no stated maturity and is redeemable for cash at $25 per share at the Company's option on or after October 1, 2024. The holders of our Series K Preferred Stock have general preference rights with respect to liquidation and quarterly distributions. Except under certain conditions, holders of the Series K Preferred Stock will not be entitled to vote on most matters. In the event of a cumulative arrearage equal to six quarterly dividends, holders of Series K Preferred Stock, together with all of the Company's other series of preferred stock (voting as a single class without regard to series) will have the right to elect two additional members to serve on the Company's Board of Directors until the arrearage has been cured. Upon the occurrence of a Change of Control, as defined in the Company's Articles of Incorporation, the holders of the Series K Preferred Stock will have the right to convert all or part of the shares of Series K Preferred Stock held by such holders on the applicable conversion date into a number of the Company's shares of Class A common stock. Underwriting commissions and costs incurred in connection with the sale of the Series K Preferred Stock are reflected as a reduction of additional paid in capital.

Common Stock

The Class A Common Stock entitles the holder to 1/20 of one vote per share. The Common Stock entitles the holder to one vote per share. Each share of Common Stock and Class A Common Stock have identical rights with respect to dividends except that each share of Class A Common Stock will receive not less than 110% of the regular quarterly dividends paid on each share of Common Stock.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables set forth the dividends declared per Common share and Class A Common share and tax status for Federal income tax purposes of the dividends paid during the fiscal years ended October 31, 2022 and 2021:

Dividend Payment Date	Common Shares				Class A Common Shares			
	Gross Dividend Paid Per Share	Ordinary Income	Capital Gain	Non-Taxable Portion	Gross Dividend Paid Per Share	Ordinary Income	Capital Gain	Non-Taxable Portion
January 14, 2022	$0.2145	$0.20704	$0.00426	$0.00319	$0.2375	$0.22924	$0.004721	$0.00354
April 14, 2022	$0.2145	$0.20704	$0.00426	$0.00319	$0.2375	$0.22924	$0.004721	$0.00354
July 15, 2022	$0.2145	$0.20704	$0.00426	$0.00319	$0.2375	$0.22924	$0.004721	$0.00354
October 14, 2022	$0.2145	$0.20704	$0.00426	$0.00319	$0.2375	$0.22924	$0.004721	$0.00354
	$0.858	$0.82816	$0.01704	$0.01276	$0.95	$0.91696	$0.018884	$0.01416
January 15, 2021	$0.125	$0.10924	$0.01576	$ —	$0.14	$0.12235	$0.01765	$ —
April 16, 2021	$0.125	$0.10924	$0.01576	$ —	$0.14	$0.12235	$0.01765	$ —
July 16, 2021	$0.207	$0.18090	$0.02610	$ —	$0.23	$0.20100	$0.02900	$ —
October 15, 2021	$0.207	$0.18090	$0.02610	$ —	$0.23	$0.20100	$0.02900	$ —
	$0.664	$0.58028	$0.08372	$ —	$0.74	$0.64670	$0.09330	$ —

The Company has a Dividend Reinvestment and Share Purchase Plan (as amended, the "DRIP"), that permits stockholders to acquire additional shares of Common Stock and Class A Common Stock by automatically reinvesting dividends. During fiscal 2022, the Company issued 3,600 shares of Common Stock and 7,538 shares of Class A Common Stock (3,341 shares of Common Stock and 5,355 shares of Class A Common Stock in fiscal 2021) through the DRIP. As of October 31, 2022, there remained 322,469 shares of Common Stock and 368,003 shares of Class A Common Stock available for issuance under the DRIP.

The Company has adopted a stockholder rights plan, pursuant to which each holder of Common Stock received a Common Stock right and each holder of Class A Common Stock received a Class A Common Stock right. The rights are not exercisable until the Distribution Date and will expire on November 11, 2028, unless earlier redeemed by the Company. If the rights become exercisable, each holder of a Common Stock right will be entitled to purchase from the Company one one hundredth of a share of Series I Participating Preferred Stock, and each holder of a Class A Common Stock right will be entitled to purchase from the Company one one hundredth of a share of Series J Participating Preferred Stock, in each case, at a price of $85, subject to adjustment. The "Distribution Date" will be the earlier to occur of the close of business on the tenth business day following: (a) a public announcement that an acquiring person has acquired beneficial ownership of 10% or more of the total combined voting power of the outstanding Common Stock and Class A Common Stock, or (b) the commencement of a tender offer or exchange offer that would result in the beneficial ownership of 30% or more of the combined voting power of the outstanding Common Stock and Class A Common Stock, number of outstanding Common Stock, or the number of outstanding Class A Common Stock. Thereafter, if certain events occur, holders of Common Stock and Class A Common Stock, other than the acquiring person, will be entitled to purchase shares of Common Stock and Class A Common Stock, respectively, of the Company having a value equal to 2 times the exercise price of the right.

The Company's articles of incorporation provide that if any person acquires more than 7.5% of the aggregate value of all outstanding stock, except, among other reasons, as approved by the Board of Directors, such shares in excess of this limit automatically will be exchanged for an equal number of shares of Excess Stock. Excess Stock has limited rights, may not be voted and is not entitled to any dividends.

Stock Repurchase

Following its initial December 2013 authorization, in June 2017, our Board of Directors re-approved a share repurchase program ("Prior Repurchase Program") for the repurchase of up to 2,000,000 shares, in the aggregate, of Common Stock and Class A Common Stock in open market transactions. For year ended October 31, 2022, the Company repurchased 716,934 shares of Class A Common Stock at an average price per share of $17.56 and 12,877 shares of Common Stock at an average price per share of $17.80 under the Prior Repurchase Program. For the year ended October 31, 2021, the Company repurchased 29,154 shares of Class A Common Stock at an average price per share of $19.15 and 29,154 shares of Common Stock at an average price per share of $16.76 under the Prior Repurchase Program.

On October 3, 2022, our Board of Directors re-approved a new share repurchase program ("Current Repurchase Program") for the repurchase of up to 2,000,000 shares, in the aggregate, of Common Stock and Class A Common Stock in open market transactions. The Current Repurchase Program was announced on October 3, 2022 and has no set expiration date. The timing and actual number of shares purchased under the program depend upon marketplace conditions and other factors. For the year ended October 31, 2022, the Company repurchased 485,998 shares of Class A Common stock at an average price per share of $17.07 and 6,840 shares of Common stock at an average price per share of $17.91 under the Current Repurchase Program.

In addition, from November 1, 2022 to December 19, 2022, the Company repurchased 116,016 shares of Class A Common Stock at an average price per share of $18.39 and 287 shares of Common Stock at an average price per share of $18.40 under the Current Repurchase Program through a Rule 10b5-1(c)(1) agreement entered into between the Company and its broker Deutsche Bank Securities Inc.

As of the date of this report, the Company has purchased 602,014 shares of Class A Common Stock and 7,127 Shares of Common Stock under the Current Repurchase Program. From the inception of all repurchase programs, the Company has purchased 2,268,093 shares of Class A Common Stock and 53,758 shares of Common stock.

(9) STOCK COMPENSATION AND OTHER BENEFIT PLANS

Restricted Stock Plan

The Company has a Restricted Stock Plan, as amended (the "Plan") that provides a form of equity compensation for employees of the Company. The Plan, which is administered by the Company's compensation committee, authorizes grants of up to an aggregate of 5,500,000 shares of the Company's common equity consisting of 350,000 Common shares, 350,000 Class A Common shares and 4,800,000 shares, which at the discretion of the compensation committee, may be awarded in any combination of Class A Common shares or Common shares.

In fiscal 2022, the Company awarded 109,500 shares of Common Stock and 149,000 shares of Class A Common Stock to participants in the Plan. The grant date fair value of restricted stock grants awarded to participants in 2022 was approximately $5.2 million. As of October 31, 2022, there was $12.4 million of unamortized restricted stock compensation related to non-vested restricted stock grants awarded under the Plan. The remaining unamortized expense is expected to be recognized over a weighted average period of 4.6 years. For the years ended October 31, 2022, 2021 and 2020, amounts charged to compensation expense totaled $3,657,000, $3,938,000 and $5,523,000, respectively. The year ended October 31, 2020 amount charged to compensation expense includes $1.4 million related to the accelerated vesting of previously unamortized restricted stock compensation as the result of the death of our Chairman Emeritus, Charles J. Urstadt, in March 2020.

A summary of the status of the Company's non-vested restricted stock awards as of October 31, 2022, and changes during the year ended October 31, 2022 is presented below:

	Common Shares		Class A Common Shares	
	Shares	Weighted-Average Grant Date Fair Value	Shares	Weighted-Average Grant Date Fair Value
Non-vested at October 31, 2021	927,800	$17.08	521,700	$20.12
Granted	109,500	$18.47	149,000	$21.32
Vested	(103,100)	$18.30	(87,100)	$23.45
Forfeited	—	—	(36,300)	$19.49
Non-vested at October 31, 2022	934,200	$17.11	547,300	$19.96

Profit Sharing and Savings Plan

The Company has a profit sharing and savings plan (the "401K Plan"), which permits eligible employees to defer a portion of their compensation in accordance with the Internal Revenue Code. Under the 401K Plan, the Company made contributions on behalf of eligible employees. The Company made contributions to the 401K Plan of approximately $277,000, $267,000 and $253,000 in each of the three years ended October 31, 2022, 2021 and 2020, respectively. The Company also has an Excess Benefit and Deferred Compensation Plan that allows eligible employees to defer benefits in excess of amounts provided under the Company's 401K Plan and a portion of the employee's current compensation.

(10) FAIR VALUE MEASUREMENTS

ASC Topic 820, "Fair Value Measurements and Disclosures," defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants.

ASC Topic 820's valuation techniques are based on observable or unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs have created the following fair value hierarchy:

- Level 1—Quoted prices for identical instruments in active markets
- Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which significant value drivers are observable
- Level 3—Valuations derived from valuation techniques in which significant value drivers are unobservable

The Company calculates the fair value of the redeemable noncontrolling interests based on either quoted market prices on national exchanges for those interests based on the Company's Class A Common stock (level 1), contractual redemption prices per share as stated in governing agreements (level 2) or unobservable inputs considering the assumptions that market participants would make in pricing the obligations (level 3). The level 3 inputs used include an estimate of the fair value of the cash flow generated by the limited partnership or limited liability company in which the investor owns the joint venture units capitalized at prevailing market rates for properties with similar characteristics or located in similar areas.

The fair values of interest rate swaps are determined using widely accepted valuation techniques, including discounted cash flow analysis, on the expected cash flows of each derivative. The analysis reflects the contractual terms of the swaps, including the period to maturity, and uses observable market-based inputs, including interest rate curves ("significant other observable inputs.") The fair value calculation also includes an amount for risk of non-performance using "significant unobservable inputs" such as estimates of current credit spreads to evaluate the likelihood of default. The Company has concluded, as of October 31, 2022 and 2021, that the fair value associated with the "significant unobservable inputs" relating to the Company's risk of non-performance was insignificant to the overall fair value of the interest rate swap agreements and, as a result, the Company has determined that the relevant inputs for purposes of calculating the fair value of the interest rate swap agreements, in their entirety, were based upon "significant other observable inputs".

The Company measures its redeemable noncontrolling interests and interest rate swap derivatives at fair value on a recurring basis. The fair value of these financial assets and liabilities was determined using the following inputs at October 31, 2022 and 2021 (amounts in thousands):

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
October 31, 2022				
Assets:				
Interest Rate Swap Agreements	**$15,856**	**$ —**	**$15,856**	**$ —**
Liabilities:				
Redeemable noncontrolling interests	**$61,550**	**$11,979**	**$49,571**	**$ —**
October 31, 2021				
Assets:				
Interest Rate Swap Agreements	$ 515	$ —	$ 515	$ —
Liabilities:				
Interest Rate Swap Agreements	$ 6,735	$ —	$ 6,735	$ —
Redeemable noncontrolling interests	$67,395	$20,283	$46,566	$546

Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, tenant receivables, prepaid expenses, other assets, accounts payable and accrued expenses, are reasonable estimates of their fair values because of the short-term nature of these instruments. The carrying value of the Facility is deemed to be at fair value since the outstanding debt is directly tied to monthly LIBOR contracts. Mortgage notes payable that were assumed in property acquisitions were recorded at their fair value at the time they were assumed.

The estimated fair value of mortgage notes payable and other loans was approximately $278 million and $300 million at October 31, 2022 and October 31, 2021, respectively. The estimated fair value of mortgage notes payable is based on discounting the future cash flows at a year-end risk adjusted borrowing rates currently available to the Company for issuance of debt with similar terms and remaining maturities. These fair value measurements fall within level 2 of the fair value hierarchy.

Although management is not aware of any factors that would significantly affect the estimated fair value amounts from October 31, 2021, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and current estimates of fair value may differ significantly from the amounts presented herein.

(11) COMMITMENTS AND CONTINGENCIES

In the normal course of business, from time to time, the Company is involved in legal actions relating to the ownership and operations of its properties. In management's opinion, the liabilities, if any, that may ultimately result from such legal actions are not expected to have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Company. At October 31, 2022, the Company had commitments of approximately $10.5 million for tenant-related obligations.

(12) SUBSEQUENT EVENTS

On December 14, 2022, the Board of Directors of the Company declared cash dividends of $0.2250 for each share of Common Stock and $0.2500 for each share of Class A Common Stock. The dividends are payable on January 14, 2023 to stockholders of record on January 5, 2023. The Board of Directors also ratified the actions of the Company's compensation committee authorizing awards of 109,800 shares of Common Stock and 151,750 shares of Class A Common Stock to certain officers, directors and employees of the Company effective January 3, 2023, pursuant to the Company's restricted stock plan. The fair value of the shares awarded totaling $4.9 million will be charged to expense over the requisite service periods (see Note 1).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Urstadt Biddle Properties Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Urstadt Biddle Properties, Inc. (the "Company") as of October 31, 2022 and 2021, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended October 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended October 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of October 31, 2022, based on criteria established in *Internal Control–Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated January 12, 2023, expressed an unqualified opinion.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Real Estate Investments: Determination of Impairment Indicators

The Company's evaluation of real estate investments for impairment involves an initial assessment of each real estate investments to determine whether events or changes in circumstances exist that may indicate that the carrying amounts of real estate investments are no longer recoverable. The Company's criteria for possible impairment indicators include computations of property fair value based on net operating income ("NOI"), and a future cash flow analysis. If the Company believes there is an indication of possible impairment, management evaluates its real estate investments by comparing detailed undiscounted future cash flows expected to be generated over the life of each asset to the respective carrying amount of the property. If the carrying amount of an asset exceeds the undiscounted future cash flows, an analysis is performed to determine the fair value of the asset and any potential impairment charge.

The Company makes significant assumptions to evaluate real estate assets for possible indicators of impairment. Changes in these assumptions could result in additional analysis or, in some cases, an impairment charge. Given the Company's evaluation of possible indicators of impairment of real estate assets requires management to make significant assumptions, performing audit procedures to evaluate whether management appropriately identified events or changes in circumstances indicating that the carrying amounts of real estate assets may not be recoverable required a high degree of auditor judgment.

Our audit procedures related to the evaluation of real estate investments for possible indicators of impairment included the following, among others:

- We obtained an understanding of management's process to identify indicators of impairment and we evaluated the design and tested the operating effectiveness of the controls that address the identification of indicators of impairment.
- We evaluated management's property by property analysis by testing real estate assets for possible indicators of impairment, including searching for adverse asset-specific and/or market conditions, as well as assessing the properties' holding periods, including expected asset dispositions.
- We analyzed and independently calculated estimated fair values and future cash flow analysis used by management in their assessment of impairment indicators.
- We independently analyzed properties experiencing a significant decrease in NOI and evaluated whether such properties resulted in potential indicators of impairment.
- We performed inquiries with management to determine whether factors were identified in the current period that may be an impairment indicator, including changes in tenant vacancies, expected holding periods, or changes in market rental rates.

/s/ PKF O'Connor Davies, LLP

We have served as the Company's auditor since 2006.

New York, New York
January 12, 2023

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements of the Company and the notes thereto included elsewhere in this report.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report of Urstadt Biddle Properties Inc. (the "Company") contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such statements can generally be identified by such words as "anticipate," "believe," "can," "continue," "could," "estimate," "expect," "intend," "may," "plan," "seek," "should," "will" or variations of such words or other similar expressions and the negatives of such words. All statements included in this report that address activities, events or developments that we expect, believe or anticipate will or may occur in the future, including such matters as future capital expenditures, dividends and acquisitions (including the amount and nature thereof), business strategies, expansion and growth of our operations and other such matters, are forward-looking statements. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate. Such statements are inherently subject to risks, uncertainties and other factors, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, performance or achievements, financial and otherwise, may differ materially from the results, performance or achievements expressed or implied by the forward-looking statements. We caution not to place undue reliance upon any forward-looking statements, which speak only as of the date made. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.

Important factors that we think could cause our actual results to differ materially from expected results are summarized below.

New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Important factors, among others, that may affect our actual results include:

- negative impacts from the continued spread of COVID-19 or from the emergence of a new strain of novel corona virus, including on the U.S. or global economy or on our business, financial position or results of operations;
- economic and other market conditions, including real estate and market conditions, that could impact us, our properties or the financial stability of our tenants;
- consumer spending and confidence trends, as well as our ability to anticipate changes in consumer buying practices and the space needs of tenants;
- our relationships with our tenants and their financial condition and liquidity;
- any difficulties in renewing leases, filling vacancies or negotiating improved lease terms;
- the inability of our properties to generate increased, or even sufficient, revenues to offset expenses, including amounts we are required to pay to municipalities for real estate taxes, payments for common area maintenance expenses at our properties and salaries for our management team and other employees;
- the market value of our assets and the supply of, and demand for, retail real estate in which we invest;
- risks of real estate acquisitions and dispositions, including our ability to identify and acquire retail real estate that meet our investment standards in our markets, as well as the potential failure of transactions to close;
- risks of operating properties through joint ventures that we do not fully control;
- financing risks, such as the inability to obtain debt or equity financing on favorable terms or the inability to comply with various financial covenants included in our Unsecured Revolving Credit Facility (the "Facility") or other debt instruments we currently have or may subsequently obtain, as well as the level and volatility of interest rates, which could impact the market price of our common stock and the cost of our borrowings;
- environmental risk and regulatory requirements;
- risks related to our status as a real estate investment trust, including the application of complex federal income tax regulations that are subject to change;
- legislative and regulatory changes generally that may impact us or our tenants; and
- as well as other reports filed by the Company with the Securities and Exchange Commission (the "SEC").

EXECUTIVE SUMMARY

Overview

We are a fully integrated, self-administered real estate company that has elected to be a Real Estate Investment Trust ("REIT") for federal income tax purposes, engaged in the acquisition, ownership and management of commercial real estate, primarily neighborhood and community shopping centers, anchored by supermarkets, pharmacy/drug-stores and wholesale clubs, with a concentration in the metropolitan tri-state area outside of the City of New York. Other real estate assets include office properties, two self-storage facilities, single tenant retail or restaurant properties and office/retail mixed-use properties. Our major tenants include supermarket chains and other retailers who sell basic necessities.

At October 31, 2022, we owned or had equity interests in 77 properties, which include equity interests we own in four consolidated joint ventures and six unconsolidated joint ventures, containing a total of 5.3 million square feet of Gross Leasable Area ("GLA"). Of the properties owned by wholly-owned subsidiaries or joint venture entities that we consolidate, approximately 93.0% of the GLA was leased (91.9% at October 31, 2021). Of the properties owned by unconsolidated joint ventures, approximately 94.4% of the GLA was leased (93.9% at October 31, 2021). In addition, we own and operate self-storage facilities at two of our retail properties. Both self-storage facilities are managed for us by Extra Space Storage, a publicly-traded REIT. One of the self-storage facilities is located in the back of our Yorktown Heights, NY shopping center in below grade space. As of October 31, 2022, this self-storage facility had 57,300 square feet of available GLA, which was 94.1% leased. As discussed later in this Annual Report, we have also developed a second self-storage facility located in Stratford, CT with 90,000 square feet of available GLA. This facility has been operational for approximately 18 months and is 87.0% leased. We are also close to completion on a third self-storage facility at our Pompton Lakes, NJ property and our anticipated investment to develop the facility is approximately $7 million.

We have paid quarterly dividends to our stockholders continuously since our founding in 1969.

Impact of COVID-19

In March 2020, the World Health Organization declared the outbreak of COVID-19 a global pandemic. During the early part of the pandemic, the U.S. market came under severe pressure due to numerous factors, including preventive measures taken by local, state and federal authorities to alleviate the public health crisis, such as mandatory business closures, quarantines, and restrictions on travel. These measures, as implemented by the tri-state area of Connecticut, New York and New Jersey, generally permitted businesses designated as "essential" to remain open, but limited the operations of other categories of our tenants to varying degrees. These restrictions have been long since lifted, and the negative impact of the COVID-19 pandemic appears to be much improved, with most tenant businesses operating at pre-pandemic levels. For certain categories of our tenants, such as dry cleaners and some small format fitness tenants, however, the negative impact of COVID-19 was more severe and the recovery is still in progress.

The following information is intended to provide certain information regarding the impact of the COVID-19 pandemic on our portfolio and our tenants:

- As of October 31, 2022, all of our 71 retail shopping centers, stand-alone restaurants and stand-alone bank branches are open and operating.
- As of October 31, 2022, approximately 87% of our GLA is located in properties anchored by grocery stores, pharmacies or wholesale clubs, 3.7% of our GLA is located in outdoor retail shopping centers adjacent to regional malls, and 7.8% of our GLA is located in outdoor neighborhood convenience retail, with the remaining 1.5% of our GLA consisting of six suburban office buildings located in Greenwich, Connecticut and Bronxville, New York and three retail bank branches. All six suburban office buildings are open and all of the retail bank branches are open.

Rent Deferrals, Abatements and Lease Restructurings

Similar to other retail landlords across the United States, we received a number of requests for rent relief from tenants, with most requests received during the early days of the COVID-19 pandemic when stay-at-home orders were in place and many businesses were required to close. We evaluated each request on a case-by-case basis to determine the best course of action, recognizing that in many cases some type of concession may be appropriate and beneficial to our long-term interests. Although each negotiation has been specific to that tenant, most concessions have been in the form of deferred rent for some portion of rents due in April 2020 through the beginning of fiscal 2021, to be paid back over the later part of the lease, preferably within a period of one year or less. Some of these concessions have been in the form of rent abatements for some portion of tenant rents due.

In addition, we have continued to receive a small number of follow-on requests from tenants to whom we had already provided temporary rent relief in the early days of the pandemic. These tenants are generally ones whose businesses have been slower to recover from the pandemic, as discussed above, due to the high touch nature of their services or the impact of the remote workforce. These requests, however, are greatly reduced.

Each reporting period, we must make estimates as to the collectability of our tenants' accounts receivable related to base rent, straight-line rent, expense reimbursements and other revenues. Management analyzes accounts receivable by considering tenant creditworthiness, current economic trends, including the impact of the COVID-19 pandemic on tenants' businesses, and changes in tenants' payment patterns when evaluating the adequacy of the allowance for doubtful accounts.

As a result, in accordance with ASC Topic 842, we revised our collectability assumptions for many of our tenants that were most significantly impacted by COVID-19. This amount includes changes in our collectability assessments for certain tenants in our portfolio from probable to not probable, which requires that revenue recognition for those tenants be converted to cash basis accounting, with previously uncollected billed rents reversed in the current period. From the beginning of the COVID-19 pandemic through the end of our second quarter of fiscal 2021, we converted 89 tenants to cash basis accounting in accordance with ASC Topic 842. We have not converted any additional tenants to cash basis accounting since our second quarter of fiscal 2021. As of October 31, 2022, 34 of the 89 tenants are no longer tenants in the Company's properties. In addition, when one of the Company's tenants is converted to cash basis accounting in accordance with ASC Topic 842, all previously recorded straight-line rent receivables need to be reversed in the period, in which the tenant is converted to cash basis revenue recognition.

In continuing to evaluate the collectability of tenant lease income billings, during the year ended October 31, 2022 and 2021 we determined that lease payments for 10 and 13 tenants, respectively, which had previously been converted to cash-basis accounting as a result of our earlier assessment that their future lease payments were not probable of collection, had become probable of collection and were restored to accrual basis accounting. Our criteria for restoring a cash-basis tenant to accrual accounting required the tenant to demonstrate its ability to make current rental payments over the preceding six months and for that tenant to have no significant receivables at the time of reinstatement. As a result of the change in assessment for these tenants and the restoration of such tenants' straight-line rent receivables, we recorded $57,200 and $582,000 in lease income in the years ended October 31, 2022 and 2021, respectively.

During the years ended October 31, 2022 and 2021, we recognized collectability adjustments/(recoveries) totaling $(34,000) and $4.2 million, respectively. As of October 31, 2022, the revenue from approximately 3.7% of our tenants (based on total commercial leases) is being recognized on a cash basis.

Each reporting period, management assesses whether there are any indicators that the value of the Company's real estate investments may be impaired, and management has concluded that none of the Company's investment properties are impaired at October 31, 2022. We will continue to monitor the economic, financial, and social conditions resulting from the COVID-19 pandemic and assess our real estate asset portfolio for any impairment indicators as required under GAAP. If we determine that any of our real estate assets are impaired, we will be required to take impairment charges, and such amounts could be material. See Footnote 1 to the Notes to the Company's Consolidated Financial Statements for additional discussion regarding our policies on impairment charges.

Strategy, Challenges and Outlook

We have a conservative capital structure, which includes permanent equity sources of Common Stock, Class A Common Stock and two series of perpetual preferred stock, which are only redeemable at our option. In addition, we have mortgage debt secured by some of our properties and a $125 million Unsecured Revolving Credit Facility (the "Facility"). We do not have any secured debt maturing until August of 2024.

Key elements of our growth strategy and operating policies are to:

- maintain our focus on community and neighborhood shopping centers, anchored principally by regional supermarkets, pharmacy chains or wholesale clubs, which we believe can provide a more stable revenue flow even during difficult economic times, given the focus on food and other types of staple goods;
- acquire quality neighborhood and community shopping centers in the northeastern part of the United States with a concentration on properties in the metropolitan tri-state area outside of the City of New York, and unlock further value in these properties with selective enhancements to both the property and tenant mix, as well as improvements to management and leasing fundamentals, with the hope of growing our assets through acquisitions subject to the availability of acquisitions that meet our investment parameters;
- selectively dispose of underperforming properties and re-deploy the proceeds into potentially higher performing properties that meet our acquisition criteria;
- invest in our properties for the long term through regular maintenance, periodic renovations and capital improvements, enhancing their attractiveness to tenants and customers (e.g. curbside pick-up), as well as increasing their value;
- leverage opportunities to increase GLA at existing properties, through development of pad sites and reconfiguring of existing square footage, to meet the needs of existing or new tenants;
- proactively manage our leasing strategy by aggressively marketing available GLA, renewing existing leases with strong tenants, anticipating tenant weakness when necessary by pre-leasing their spaces and replacing below-market-rent leases with increased market rents, with an eye towards securing leases that include regular or fixed contractual increases to minimum rents;
- improve and refine the quality of our tenant mix at our shopping centers;
- maintain strong working relationships with our tenants, particularly our anchor tenants;
- maintain a conservative capital structure with low debt levels; and
- control property operating and administrative costs.

We believe our strategy of focusing on community and neighborhood shopping centers, anchored principally by regional supermarkets, pharmacy chains or wholesale clubs, has been validated during the COVID-19 pandemic. We believe the nature of our properties makes them less susceptible to economic downturns than other retail properties whose anchor tenants do not supply basic necessities. During normal conditions, we believe that consumers generally prefer to purchase food and other staple goods and services in person, and even during the COVID-19 pandemic our supermarkets, pharmacies and wholesale clubs have been posting strong in-person sales. Moreover, most of our grocery stores implemented or expanded curbside pick-up or partnered with delivery services to cater to the needs of their customers during the COVID-19 pandemic.

We recognize, however, that the pandemic may have accelerated a movement towards e-commerce that may be challenging for weaker tenants that lack an omni-channel sales or micro-fulfillment strategy. We launched a program designating dedicated parking spots for curbside pick-up and are assisting tenants in many other ways. Many tenants have adapted to the new business environment through use of our curbside pick-up program, and early industry data seems to indicate that micro-fulfillment from retailers with physical locations may be a new competitive alternative to e-commerce.

We have seen significant improvement in general business conditions, but the pandemic is still ongoing, with existing and new variants making the situation difficult to predict. Moreover, challenges presented by inflation, labor shortages, supply chain disruptions and uncertainties in the U.S. economy could present continued or new challenges for our tenants. We will continue to accrue rental revenue during the deferral period, except for tenants for which revenue recognition was converted to cash basis accounting in accordance with ASC Topic 842.

As a REIT, we are susceptible to changes in interest rates, the lending environment, the availability of capital markets and the general economy. The impacts of any changes are difficult to predict.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Highlights of Fiscal 2022; Recent Developments

Set forth below are highlights of our recent property acquisitions, potential acquisitions under contract, other investments, property dispositions and financings:

- In September 2021, we entered into a purchase and sale agreement to sell our property located in Chester, NJ to an unrelated third party for a sale price of $1.96 million, as that property no longer met our investment objectives. In accordance with ASC Topic 360-10-45, the property met all the criteria to be classified as held for sale in the fourth quarter of fiscal 2021, and accordingly we recorded a loss on property held for sale of $342,000, which loss was included in continuing operations in the consolidated statement of income for the year ended October 31, 2021. This loss has been added back to our FFO as discussed below in this Annual Report. The amount of the loss represented the net carrying amount of the property over the fair value of the asset, less estimated cost to sell. In December 2021, the Chester sale was completed and we realized an additional loss on sale of property of $7,000, which loss is included in continuing operations in the consolidated statement of income for the year ended October 31, 2022.

- In November 2021, we redeemed 59,819 units of UB High Ridge, LLC from noncontrolling members. The total cash price paid for the redemptions was $1.4 million. As a result of the redemptions, our ownership percentage of High Ridge increased to 26.9% from 24.6%.

- In December 2021, we refinanced our existing $6.5 million first mortgage payable secured by our Boonton, NJ property. The new mortgage has a principal balance of $11 million and requires payments of principal and interest at a fixed interest rate of 3.45%. The new mortgage matures in November 2031.

- In February 2022, we sold one free-standing restaurant property located in Bloomfield, NJ, as that property no longer met our investment objectives. The property was sold for $1.8 million and we recorded a gain on sale of property in our second quarter of fiscal 2022 in the amount of $544,000.

- In February 2022, we refinanced our existing $22.8 million first mortgage secured by our Stratford, CT property. The new mortgage has a principal balance of $35.0 million, a term of 10 years, and requires payments of principal and interest at a variable rate based on the Secured Overnight Finance Rate ("SOFR"), plus an applicable spread. Concurrent with entering into the mortgage, we entered into an interest rate swap agreement with the lender as the counterparty, which converts the variable rate based on SOFR to a fixed rate of interest totaling 3.0525% per annum.

- In February 2022, we purchased Shelton Square shopping center, and in July 2022 exercised an option to purchase a pad site adjacent to the shopping center (collectively, "Shelton"), for an aggregate of $35.6 million (exclusive of closing costs). Shelton is a 188,000 square foot grocery-anchored shopping center located in Shelton, CT. We funded the purchase with available cash, a $20 million borrowing on our Facility, $10 million of which was repaid in March 2022, and proceeds from mortgage borrowings.

- In March 2022, we sold one free-standing restaurant property located in Unionville, CT, as that property no longer met our investment objectives. The property was sold for $950,000 and we recorded a gain on sale of property in our second quarter of fiscal 2022 in the approximate amount of $204,000.

- In March 2022, we redeemed the remaining units of UB New City, LLC from the noncontrolling member. The total cash price paid for the redemption was $502,000. As a result of the redemption, we now own 100% of the entity.

- In March 2022, we repaid our first mortgage secured by our Passaic, NJ property in the amount of $3.1 million with available cash.

- In August 2022, we redeemed 59,760 units of UB High Ridge, LLC from noncontrolling members. The total cash price paid for the redemptions was $1.4 million. As a result of the redemptions, our ownership percentage of High Ridge increased to 29.2% from 26.9%.

- In October 2022, we redeemed 8,000 units of UB Dumont I, LLC from noncontrolling members. The total cash price paid for the redemptions was $168,000. As a result of the redemptions, our ownership percentage of Dumont increased to 37.8% from 36.4%.

- In the fiscal year ended October 31, 2022, we repurchased 1,202,932 shares of our Class A Common stock at an average price of $16.76 per share and 19,717 shares of our Common stock at an average price per share of $17.02 under previously announced share repurchase programs, as we believed it was a good use of our cash and a way to add value to our stockholders.

Leasing

Overview

With the early negative impacts of the COVID-19 pandemic much improved and most tenant businesses operating at pre-pandemic levels, we have observed a marked increase in leasing activity, including interest from potential new tenants and tenants interested in renewing their leases. However, challenges presented by inflation, labor shortages, supply chain disruptions and uncertainties in the U.S. economy could present continued or new challenges for our tenants.

For the fiscal year 2022, we executed new leases and renewals for a total of 942,000 square feet of predominantly retail space in our consolidated portfolio. New leases for vacant spaces were signed for 190,000 square feet at an average rental increase of 1.8% on a cash basis. Renewals for 752,000 square feet of currently occupied space were signed at an average rental increase of 3.7% on a cash basis.

Tenant improvements and leasing commissions averaged $46.70 per square foot for new leases for the fiscal year ended October 31, 2022. There was no significant cost related to our lease renewals for the fiscal year ended 2022. There is risk that some new tenants may be delayed in taking possession of their space or opening their businesses due to supply chain issues that result in construction delays or labor shortages. In the event we are responsible for all or a portion of the construction resulting in the delay, some tenants may have the right to terminate their leases or delay paying rent.

The rental increases/decreases associated with new and renewal leases generally include all leases signed in arms-length transactions reflecting market leverage between landlords and tenants during the period. The comparison between average rent for expiring leases and new leases is determined by including minimum rent paid on the expiring lease and minimum rent to be paid on the new lease in the first year. In some instances, management exercises judgment as to how to most effectively reflect the comparability of spaces reported in this calculation. The change in rental income on comparable space leases is impacted by numerous factors including current market rates, location, individual tenant creditworthiness, use of space, market conditions when the expiring lease was signed, the age of the expiring lease, capital investment made in the space and the specific lease structure. Tenant improvements include the total dollars committed for the improvement (fit-out) of a space as it relates to a specific lease but may also include base building costs (i.e. expansion, escalators or new entrances) that are required to make the space leasable. Incentives (if applicable) include amounts paid to tenants as an inducement to sign a lease that does not represent building improvements.

New leases signed in 2022 generally become effective over the following one to two years and have an average term of 5.3 years. Renewals also have an average term of 4 years. There is risk that some new tenants will not ultimately take possession of their space and that tenants for both new and renewal leases may not pay all of their contractual rent due to operating, financing or other reasons.

Impact of Inflation on Leasing

Our long-term leases contain provisions to mitigate the adverse impact of inflation on our operating results. Such provisions include clauses entitling us to receive scheduled base rent increases and percentage rents based upon tenants' gross sales, which could increase as prices rise. In addition, many of our non-anchor leases are for terms of less than ten years, which permits us to seek increases in rents upon renewal at then current market rates if rents provided in the expiring leases are below then current market rates. Most of our leases require tenants to pay a share of operating expenses, including common area maintenance, real estate taxes, insurance and utilities, thereby reducing our exposure to increases in costs and operating expenses resulting from inflation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates are those estimates made in accordance with GAAP that involve a significant level of estimation and uncertainty and are reasonably likely to have a material impact on the financial condition or results of operations of the Company and require management's most difficult, complex or subjective judgments. Our most significant accounting estimates are as follows:

- Valuation of investment properties
- Revenue recognition
- Determining the amount of our allowance for doubtful accounts

Valuation of Investment Properties

At each reporting period management must assess whether the value of any of its investment properties are impaired. The judgement of impairment is subjective and requires management to make assumptions about future cash flows of an investment property and to consider other factors. The estimation of these factors has a direct effect on valuation of investment properties and consequently net income. As of October 31, 2022, management does not believe that any of our investment properties are impaired based on information available to us at October 31, 2022. In the future, almost any level of impairment would be material to our net income.

Revenue Recognition

Our main source of revenue is lease income from our tenants to whom we lease space at our 77 shopping centers. The COVID-19 pandemic has caused distress for many of our tenants as some of those tenant businesses were forced to close early in the pandemic, and although most have been allowed to re-open and operate, some categories of tenants have been slower to recover. As a result, we had several tenants who had difficulty paying all of their contractually obligated rents and we reached agreements with many of them to defer or abate portions of the contractual rents due under their leases with the Company. In accordance with ASC Topic 842, where appropriate, we will continue to accrue rental revenue during the deferral period, except for tenants for which revenue recognition was converted to cash basis accounting in accordance with ASC Topic 842. However, we anticipate that some tenants eventually will be unable to pay amounts due, and we will incur losses against our rent receivables, which would reduce lease income. The extent and timing of the recognition of such losses will depend on future developments, which are highly uncertain and cannot be predicted and these future losses could be material.

Allowance for Doubtful Accounts

GAAP requires us to bill our tenants based on the terms in their leases and to record lease income on a straight-line basis. When a tenant does not pay a billed amount due under their lease, it becomes a tenant account receivable, or an asset of the Company. GAAP requires that receivables, like most assets, be recorded at their realizable value. Each reporting period we analyze our tenant accounts receivable, and based on the information available to management at the time, record an allowance for doubtful account for any unpaid tenant receivable that we believe is uncollectable. This analysis is subjective and the conclusions reached have a direct impact on net income. As of October 31, 2022, the portion of our billed but unpaid tenant receivables, excluding straight-line rent receivables that we believe are collectable, amounts to $1.4 million.

For a further discussion of our accounting estimates and critical accounting policies, please see Note 1 in our consolidated financial statements included in this Annual Report.

LIQUIDITY AND CAPITAL RESOURCES

Overview

At October 31, 2022, we had cash and cash equivalents of $15.0 million, compared to $24.1 million at October 31, 2021. Our sources of liquidity and capital resources include operating cash flows from real estate operations, proceeds from bank borrowings and long-term mortgage debt, capital financings and sales of real estate investments. Substantially all of our revenues are derived from rents paid under existing leases, which means that our operating cash flow depends on the ability of our tenants to make rental payments. In fiscal 2022, 2021 and 2020, net cash flow provided by operating activities amounted to $77.8 million, $73.7 million and $61.9 million, respectively.

Our short-term liquidity requirements consist primarily of normal recurring operating expenses and capital expenditures, debt service, management and professional fees, cash distributions to certain limited partners and non-managing members of our consolidated joint ventures, and regular dividends paid to our Common and Class A Common stockholders. Cash dividends paid on Common and Class A Common stock for fiscal years ended October 31, 2022, 2021 and 2020 totaled $37.3 million, $29.0 million and $30.0 million, respectively. Historically, we have met short-term liquidityrequirements, which is defined as a rolling twelve-month period, primarily by generating net cash from the operation of our properties.

During the first two quarters of fiscal 2021, the Board of Directors declared and the Company paid quarterly dividends that were reduced from pre-pandemic levels. Subsequent to the end of the second quarter of fiscal 2021, the Board of Directors increased our Common and Class A Common stock dividends when compared to the reduced dividends that were paid during the earlier part of the pandemic. In December 2021, the Board of Directors further increased the annualized dividend by $0.03 per Common and Class A Common share beginning with our January 2022 dividend and continued at that rate with our second, third and fourth quarter dividends payable in April, July and October 2022, respectively. On December 14, 2022, the Board of Directors declared a quarterly dividend, payable January 13, 2023, of $0.25 per Class A Share and $0.225 per Common share. Future determinations regarding quarterly dividends will impact the Company's short-term liquidity requirements.

Although we intend to continue to declare quarterly dividends on its Common shares and Class A Common shares, no assurances can be made as to the amounts of any future dividends. The declaration of any future dividends by us is within the discretion of the Board of Directors and will be dependent upon, among other things, the earnings, financial condition and capital requirements of the Company, as well as any other factors deemed relevant by the Board of Directors. Two principal factors in determining the amounts of dividends are (i) the requirement of the Internal Revenue Code that a real estate investment trust distribute to shareholders at least 90% of its real estate investment trust taxable income, and (ii) the amount of the Company's available cash.

In December 2021 and February 2022, we generated $16.7 million in net proceeds from refinancing two non-recourse first mortgages that were maturing.

In March 2022, we repaid our first mortgage secured by our Passaic, NJ property in the amount of $3.1 million with available cash.

In February 2022, we purchased Shelton Square shopping center, and in July 2022 exercised an option to purchase a pad site adjacent to the shopping center for an aggregate of $35.6 million (exclusive of closing costs). We funded the purchase with available cash, a $20 million borrowing on our Facility, $10 million of which was repaid in March 2022, and proceeds from mortgage borrowings.

In fiscal 2022, we repurchased 1,202,932 shares of our Class A Common stock at an average price per share of $16.76 and 19,717 shares of our Common stock at an average price per share of $17.02. All share repurchases were funded with available cash, borrowings under our Facility and proceeds from investment property sales.

Our long-term liquidity requirements consist primarily of obligations under our long-term debt, dividends paid to our preferred stockholders, capital expenditures and capital required for acquisitions. In addition, the limited partners and non-managing members of our four consolidated joint venture entities, McLean Plaza Associates, LLC, UB Orangeburg, LLC, UB High Ridge, LLC and UB Dumont I, LLC, have the right to require us to repurchase all or a portion of their limited partner or non-managing member interests at prices and on terms as set forth in the governing agreements. See Note 5 to the financial statements included in this Annual Report. Historically, we have financed the foregoing requirements through operating cash flow, borrowings under our Facility, debt refinancings, new debt, equity offerings and other capital market transactions, and/or the disposition of under-performing assets, with a focus on keeping our debt level low. We expect to continue doing so in the future. We cannot assure you, however, that these sources will always be available to us when needed, or on the terms we desire.

Capital Expenditures

We invest in our existing properties and regularly make capital expenditures in the ordinary course of business to maintain our properties. We believe that such expenditures enhance the competitiveness of our properties. For the fiscal year ended October 31, 2022, we paid approximately $15.6 million for property improvements, tenant improvements and leasing commission costs ($5.7 million representing property improvements, $4.8 million in property improvements related to our Stratford project and Pompton Lakes, NJ self-storage project (see paragraphs below) and approximately $5.1 million related to new tenant space improvements, leasing costs and capital improvements as a result of new tenant spaces). The amount of these expenditures can vary significantly depending on tenant negotiations, market conditions and rental rates. We expect to incur approximately $10.5 million for anticipated capital improvements, tenant improvements/allowances and leasing costs related to new tenant leases and property improvements during fiscal 2023. This amount is inclusive of commitments for the Stratford, CT and Pompton Lakes, NJ developments discussed directly below. These expenditures are expected to be funded from operating cash flows, bank borrowings or other financing sources.

We have begun construction of a new self-storage facility at our Pompton Lakes, NJ property. Our investment in this development is estimated to be $7 million, which will be funded with available cash or borrowings on our Facility.

We are currently in the process of developing 3.4 acres of acquired land adjacent to a shopping center we own in Stratford, CT. We built one pad-site building that is leased to two retail chains and will be building another pad-site building once we receive approvals to move a cell tower to an alternate site on our adjacent shopping center property. These two pad sites total approximately 5,200 square feet. In addition, we built a recently-opened self-storage facility of approximately 131,000 square feet located in Stratford, CT, which is managed for us by a national self-storage company. The total project cost of the completed pad site and the completed self-storage facility was approximately $18.8 million (excluding land cost). We plan on funding the development cost for the second pad site with available cash, borrowings on our Facility or other sources, as more fully described earlier in this Annual Report. The Stratford storage building is approximately 87.0% leased as of October 31, 2022.

Financing Strategy, Unsecured Revolving Credit Facility and other Financing Transactions

Our strategy is to maintain a conservative capital structure with low leverage levels by commercial real estate standards. Mortgage notes payable and other loans of $302.3 million primarily consist of $1.7 million in variable rate debt with an interest rate of 4.3% as of October 31, 2022 and $299.2 million in fixed-rate mortgage loans with a weighted average interest rate of 3.83% at October 31, 2022. The mortgages are secured by 23 properties with a net book value of $489 million and have fixed rates of interest ranging from 3.1% to 5.6%. The $1.7 million in variable rate debt is unsecured. We may refinance our mortgage loans, at or prior to scheduled maturity, through replacement mortgage loans. The ability to do so, however, is dependent upon various factors, including the income level of the properties, interest rates and credit conditions within the commercial real estate market. Accordingly, there can be no assurance that such re-financings can be achieved. At October 31, 2022, we had 48 properties in the consolidated portfolio that were unencumbered by mortgages.

Included in the mortgage notes discussed above, we have nine promissory notes secured by properties we consolidate and two promissory notes secured by properties in joint ventures that we do not consolidate, the interest rate on which 11 notes is based on some variation of the London Interbank Offered Rate ("LIBOR") or SOFR, plus a specified credit spread amount. In addition, on each of the dates these notes were executed by us, we entered into a corresponding derivative interest rate swap contract, the counterparty of which was either the lender on the aforementioned promissory notes or an affiliate of that lender. These swap contracts are in accordance with the International Swaps and Derivatives Association, Inc ("ISDA"). These swap contracts convert the variable interest rate in the notes, which are based on LIBOR or SOFR, to a fixed rate of interest for the life of each note. In July 2017, the United Kingdom regulator that regulates LIBOR announced its intention to phase out LIBOR rates by the end of 2021. However, the ICE Benchmark Administration, in its capacity as administrator of USD LIBOR, subsequently announced that it extended publication of USD LIBOR (other than one-week and two-month tenors) by 18 months to June 2023. In August and December 2022, we amended six mortgages and their related interest rate swap agreements to include market standard provisions for determining the benchmark replacement rate for LIBOR in the form of SOFR. We are in the process of working with the lenders and counterparties to amend the remaining promissory notes and swap contracts that reference LIBOR. We have good working relationships with all of our lenders/counterparties, and expect that the replacement reference rate under the amended notes will continue to match the replacement rates in the swaps. Therefore, we believe there would be no material effect on our financial position or results of operations. See "Quantitative and Qualitative Disclosures about Market Risk" included in this Annual Report for additional information on our interest rate risk.

We currently maintain a ratio of total debt to total assets below 34.0% and a fixed charge coverage ratio of over 3.5 to 1 (excluding preferred stock dividends), which we believe will allow us to obtain additional secured mortgage loans or other types of borrowings, if necessary.

We currently have a $125 million unsecured revolving credit facility with a syndicate of three banks led by The Bank of New York Mellon, as administrative agent. The syndicate also included Wells Fargo Bank N.A. and Bank of Montreal, as co-syndication agents. The Facility gives us the option, under certain conditions, to increase the Facility's borrowing capacity to $175 million, subject to lender approval. The maturity date of the Facility is March 29, 2024, with a one-year extension at our option. Borrowings under the Facility can be used for general corporate purposes and the issuance of letters of credit (up to $10 million). Borrowings will bear interest at our option of either the Eurodollar rate plus 1.45% to 2.20%, or The Bank of New York Mellon's prime lending rate plus 0.45% to 1.20% based on consolidated total indebtedness, as defined. We pay a quarterly commitment fee on the unused commitment amount of 0.15% to 0.25% based on outstanding borrowings during the year. Our ability to borrow under the Facility is subject to our compliance with the covenants and other restrictions on an ongoing basis. The principal financial covenants limit our level of secured and unsecured indebtedness, including preferred stock, and additionally requires us to maintain certain debt coverage ratios. We were in compliance with such covenants at October 31, 2022. The Facility includes market standard provisions for determining the benchmark replacement rate for LIBOR.

The Facility contains representations and financial and other affirmative and negative covenants usual and customary for this type of agreement. So long as any amounts remain outstanding or unpaid under the Facility, we must satisfy certain financial covenants:

- unsecured indebtedness may not exceed $400 million;
- secured indebtedness may not exceed 40% of gross asset value, as determined under the Facility;
- total secured and unsecured indebtedness, excluding preferred stock, may not be more than 60% of gross asset value;
- total secured and unsecured indebtedness, plus preferred stock, may not be more than 70% of gross asset value;
- unsecured indebtedness may not exceed 60% of the eligible real asset value of unencumbered properties in the unencumbered asset pool as defined under the Facility;
- earnings before interest, taxes, depreciation and amortization must be at least 175% of fixed charges, which exclude preferred stock dividends;
- the net operating income from unencumbered properties must be 200% of unsecured interest expenses;
- not more than 25% of the gross asset value and unencumbered asset pool may be attributable to the Company's pro rata share of the value of unencumbered properties owned by non-wholly owned subsidiaries or unconsolidated joint ventures; and
- the number of un-mortgaged properties in the unencumbered asset pool must be at least 10 and at least 10 properties must be owned by the Company or a wholly-owned subsidiary.

For purposes of these covenants, eligible real estate value is calculated as the sum of the Company's properties annualized net operating income for the prior four fiscal quarters capitalized at 6.75% and the purchase price of any eligible real estate asset acquired during the prior four fiscal quarters. Gross asset value is calculated as the sum of eligible real estate value, the Company's pro rata share of eligible real estate value of eligible joint venture assets, cash and cash equivalents, marketable securities, the book value of the Company's construction projects and the Company's pro rata share of the book value of construction projects owned by unconsolidated joint ventures, and eligible mortgages and trade receivables, as defined in the agreement.

At October 31, 2022, we have $30.5 million outstanding on our Facility, with remaining borrowing capacity of $93.7 million.

See Note 4 to our consolidated financial statements included in this Annual Report for a further description of mortgage financing transactions in fiscal 2022 and 2021.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Contractual Obligations

Our contractual payment obligations as of October 31, 2022 were as follows (amounts in thousands):

	Payments Due by Period						
	Total	2023	2024	2025	2026	2027	Thereafter
Mortgage notes payable and other loans	$302,316	$ 7,612	$26,449	$87,483	$12,940	$43,333	$124,499
Interest on mortgage notes payable	62,402	12,522	12,135	8,719	7,381	6,794	14,851
Capital improvements to properties*	10,500	10,500	—	—	—	—	—
Total Contractual Obligations	$375,218	$30,634	$38,584	$96,202	$20,321	$50,127	$139,350

*Includes committed tenant-related obligations based on executed leases as of October 31, 2022.

We have various standing or renewable service contracts with vendors related to property management. In addition, we also have certain other utility contracts entered into in the ordinary course of business which may extend beyond one year, which vary based on usage. These contracts include terms that provide for cancellation with insignificant or no cancellation penalties. Contract terms are generally one year or less.

Unconsolidated Joint Venture Debt

We have six investments in real property through unconsolidated joint ventures:

- a 66.67% equity interest in the Putnam Plaza Shopping Center,
- an 11.792% equity interest in Midway Shopping Center L.P.,
- a 50% equity interest in the Chestnut Ridge Shopping Center,
- a 50% equity interest in the Gateway Plaza shopping center and the Riverhead Applebee's Plaza, and
- a 20% economic interest in a partnership that owns a suburban office building with ground level retail.

These unconsolidated joint ventures are accounted for under the equity method of accounting, as we have the ability to exercise significant influence over, but not control of, the operating and financial decisions of these investments. Our unconsolidated joint venture investments are more fully discussed in Note 6 to our consolidated financial statements included in this Annual Report. Although we have not guaranteed the debt of these joint ventures, we have agreed to customary environmental indemnifications and nonrecourse carve-outs (e.g. guarantees against fraud, misrepresentation and bankruptcy) on certain loans of the joint ventures. The below table details information about the outstanding non-recourse mortgage financings on our unconsolidated joint ventures (amounts in thousands):

		Principal Balance			
Joint Venture Description	Location	Original Balance	At October 31, 2022	Fixed Interest Rate Per Annum	Maturity Date
Midway Shopping Center	Scarsdale, NY	$32,000	$23,700	4.80%	Dec 2027
Putnam Plaza Shopping Center	Carmel, NY	$18,900	$17,700	4.81%	Oct 2028
Gateway Plaza	Riverhead, NY	$14,000	$14,000	4.07%	July 2032

Net Cash Flows from Operating Activities

Variance from fiscal 2021 to 2022:

The net increase in operating cash flows when compared with the corresponding prior period was primarily related to an increase of the collection of tenant accounts receivable in fiscal 2022 when compared with 2021, predominantly related to the company and our tenants as a whole further recovering from the effects of the COVID-19 pandemic, which allowed tenants to service their leases, and in some cases make payments of prior years' accounts receivable that had been fully reserved.

Variance from fiscal 2020 to 2021:

The net increase in operating cash flows when compared with the corresponding prior period was primarily related to an increase of lease income related to the collection of rents that were deferred in fiscal 2020 and the collection of lease income from tenants that we account for on a cash basis in accordance with ASC Topic 842.

Net Cash Flows from Investing Activities

Variance from fiscal 2021 to 2022:

The increase in net cash flows used in investing activities for the fiscal year ended October 31, 2022 when compared to the corresponding prior period was the result of purchasing one property in fiscal 2022 for a cash investment of $35.7 million. We did not acquire any properties in fiscal 2021.

Variance from 2020 to 2021:

The decrease in net cash flows used in investing activities for the fiscal year ended October 31, 2021 when compared to the corresponding prior period was the result of selling two properties in fiscal 2021, which generated $13.0 million more in cash flow in fiscal 2021 versus fiscal 2020, and expending $6.9 million less on property improvements in fiscal 2021 when compared with the corresponding prior period.

Net Cash Flows from Financing Activities

Cash generated:

Fiscal 2022: (Total $86.7 million)
- Proceeds from revolving credit line borrowings in the amount of $40.5 million.
- Proceeds from mortgage notes payable and other loans of $46.0 million.

Fiscal 2021: (Total $39.4 million)
- Proceeds from revolving credit line borrowings in the amount of $39.2 million.

Fiscal 2020: (Total $35.2 million)
- Proceeds from revolving credit line borrowings in the amount of $35.0 million.

Cash used:

Fiscal 2022: (Total $129.3 million)
- Dividends to shareholders in the amount of $50.9 million, an increase of $8.2 million when compared with the prior period.
- The repurchase of shares of Common and Class A stock in the amount of $20.5 million.
- Repayment of mortgage notes payable $32.4 million.
- Amortization of mortgage notes payable $7.4 million.
- Repayments of revolving credit line borrowings $10.0 million.

Fiscal 2021: (Total $129.3 million)
- Dividends to shareholders in the amount of $42.7 million.
- Repayment of mortgage notes payable $34.6 million.
- Amortization of mortgage notes payable $6.9 million.
- Repayments of revolving credit line borrowings $35.0 million.
- Acquisitions of noncontrolling interests of $5.1 million.
- Distributions to noncontrolling interests of $3.6 million.
- Repurchase of Common and Class A Common stock in the amount of $1.0 million.

Fiscal 2020: (Total $131.5 million)
- Dividends to shareholders in the amount of $44.2 million.
- Repayment of mortgage notes payable in the amount of $7.1 million.
- Acquisitions of noncontrolling interests in the amount of $3.9 million.
- Redemption of preferred stock series in the amount of $75.0 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Fiscal 2022 vs. Fiscal 2021

The following information summarizes our results of operations for the years ended October 31, 2021 and 2020 (amounts in thousands):

	Year Ended October 31,				Change Attributable to:	
	2022	2021	Increase (Decrease)	% Change	Property Acquisitions/ Sales	Properties Held in Both Periods (Note 1)
Revenues						
Base rents	**$103,559**	$ 99,488	$ 4,071	4.1%	$1,592	$ 2,479
Recoveries from tenants	**34,067**	35,090	(1,023)	(2.9)%	319	(1,342)
Less uncollectable amounts in lease income	**13**	1,529	1,516	99.1%	—	1,516
Less ASC Topic 842 cash basis lease income reversal	**(47)**	2,685	2,732	101.8%	—	2,732
Total lease income	**137,660**	130,364				
Lease termination	**721**	967	(246)	(25.4)%	—	(246)
Other income	**4,722**	4,250	472	11.1%	6	466
Operating Expenses						
Property operating	**25,124**	22,938	2,186	9.5%	196	1,990
Property taxes	**23,700**	23,674	26	0.1%	156	(130)
Depreciation and amortization	**29,799**	29,032	767	2.6%	749	18
General and administrative	**9,934**	8,985	949	10.6%	n/a	n/a
Non-Operating Income/Expense						
Interest expense	**13,175**	13,087	88	0.7%	—	88
Interest, dividends, and other investment income	**239**	231	8	3.5%	n/a	n/a

Note 1—Properties held in both periods includes only properties owned for the entire periods of 2022 and 2021 and for interest expense the amount also includes parent company interest expense. All other properties are included in the property acquisition/sales column. There are no properties excluded from the analysis.

Base rents increased by 4.1% to $103.6 million for the fiscal year ended October 31, 2022 as compared with $99.5 million in the comparable period of 2021. The change in base rent and the changes in other income statement line items analyzed in the table above were attributable to:

Property Acquisitions and Properties Sold:
In fiscal 2022, we acquired one property totaling 188,000 square feet and sold three properties totaling 14,300 square feet. In fiscal 2021, we sold two properties totaling 105,800 square feet. These properties accounted for all of the revenue and expense changes attributable to property acquisitions and sales in the fiscal year ended October 31, 2022 when compared with fiscal 2021.

Properties Held in Both Periods:

Revenues

Base Rent
In the fiscal year ended October 31, 2022, base rent for properties held in both periods increased by $2.5 million when compared with the corresponding prior periods as a result of additional leasing in the portfolio in fiscal 2022 when compared to the corresponding prior period.

In fiscal 2022, we leased or renewed approximately 942,000 square feet (or approximately 20.6% of total consolidated GLA). At October 31, 2022, the Company's consolidated properties were 93.0% leased (91.9% leased at October 31, 2021).

Tenant Recoveries

In the fiscal year ended October 31, 2022, recoveries from tenants (which represent reimbursements from tenants for operating expenses and property taxes) decreased by a net $1.3 million when compared with the corresponding prior period.

The decrease in tenant recoveries was the result of an under-accrual adjustment in the first quarter of fiscal 2021. We completed the 2020 annual reconciliations for both common area maintenance and real estate taxes in the first quarter of fiscal 2021, and those reconciliations resulted in us billing our tenants more than we had anticipated and accrued for in the prior period. This increased tenant reimbursement income in the first quarter of fiscal 2021, and caused a negative variance in the first quarter of fiscal 2022. This net decrease was offset by an increase in property operating expenses in the fiscal year ended October 31, 2022, when compared to the corresponding prior periods, predominantly related to insurance, environmental costs and roof repairs.

Uncollectable Amounts in Lease Income

In the year ended October 31, 2022, uncollectable amounts in lease income decreased by $1.5 million. In the second quarter of fiscal 2020, we significantly increased our uncollectable amounts in lease income based on our assessment of the collectability of existing non-credit small shop tenants' receivables given the on-set of the COVID-19 pandemic in March 2020. A number of non-credit small shop tenants' businesses were deemed non-essential by the states in which they operate and forced to close for a portion of the second and third quarters of fiscal 2020. This placed stress on our small shop tenants and made it difficult for many of them to pay their rents when due. This stress continued through the first half of fiscal 2021. Our assessment was that any billed but unpaid rents would likely be uncollectable. During the year ended October 31, 2022, many of our tenants continued to experience business improvement as regulatory restrictions continued to ease and individuals continued to return to pre-pandemic activities. As a result, the uncollectable amounts in lease income declined during such period, when compared with the corresponding period of the prior year and in addition we were successful in collecting prior period unpaid rents that we had fully reserved for.

ASC Topic 842 Cash Basis Lease Income Reversals

We adopted ASC Topic 842 "Leases" at the beginning of fiscal 2020. ASC Topic 842 requires, among other things, that if the collectability of a specific tenant's future lease payments as contracted are not probable of collection,

revenue recognition for that tenant must be converted to cash-basis accounting and be limited to the lesser of the amount billed or collected from that tenant. In addition, any straight-line rental receivables would need to be reversed in the period that the collectability assessment changed to not probable. As a result of continuing to analyze our entire tenant base, we determined that as a result of the COVID-19 pandemic, 89 tenants' future lease payments were no longer probable of collection. All such tenants were converted to cash basis after our second quarter of fiscal 2020 and prior to our third quarter of fiscal 2021. As of October 31, 2022, 34 of these 89 tenants are no longer tenants in the Company's properties. As a result of converting these tenants to cash-basis accounting in fiscal 2021, we reversed straight-line rent receivables in the net amount of $673,000 and reversed billed but unpaid rents related to cash-basis tenants of $2.0 million. There were no significant charges related to cash-basis tenants in the year ended October 31, 2022.

As of October 31, 2022, 32 tenants continue to be accounted for on a cash basis, or approximately 3.7% of our tenants. Many of our cash-basis tenants are now paying a larger portion of their billed rents, which results in an increase in revenue recognition for those tenants accounted for on a cash basis when compared with the corresponding period of the prior year.

Expenses

Property Operating

In the fiscal year ended October 31, 2022, property operating expenses increased by $2.0 million when compared to the prior period as a result of having higher common area maintenance expenses related to insurance, environmental costs and roof repairs.

Property Taxes

In the fiscal year ended October 31, 2022, property tax expense was relatively unchanged when compared with the corresponding prior period.

Interest

In the fiscal year ended October 31, 2022, interest expense was relatively unchanged, when compared with the corresponding prior period.

Depreciation and Amortization

In the fiscal year ended October 31, 2022, depreciation and amortization was relatively unchanged, when compared with the corresponding prior period.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General and Administrative Expenses

In the fiscal year ended October 31, 2022, general and administrative expenses increased by $949,000 when compared with the corresponding prior period, predominantly related to an increase in employee compensation, state tax expense related to a capital gain for a property we sold that was located in New Hampshire and professional fees.

Fiscal 2021 vs. Fiscal 2020

The following information summarizes our results of operations for the years ended October 31, 2021 and 2020 (amounts in thousands):

	Year Ended October 31,				Change Attributable to:	
	2021	2020	Increase (Decrease)	% Change	Property Acquisitions/ Sales	Properties Held in Both Periods (Note 2)
Revenues						
Base rents	$ 99,488	$ 99,387	$ 101	0.1%	$(113)	$ 214
Recoveries from tenants	35,090	28,889	6,201	21.5%	(105)	6,306
Less uncollectable amounts in lease income	1,529	3,916	(2,387)	(61.0)%	—	(2,387)
Less ASC Topic 842 cash basis lease income reversal	2,685	3,419	(734)	(21.5)%	(158)	(576)
Total lease income	130,364	120,941				
Lease termination	967	705	262	37.2%	—	262
Other income	4,250	5,099	(849)	(16.7)%	(10)	(839)
Operating Expenses						
Property operating	22,938	19,542	3,396	17.4%	220	3,176
Property taxes	23,674	23,464	210	0.9%	52	158
Depreciation and amortization	29,032	29,187	(155)	(0.5)%	73	(228)
General and administrative	8,985	10,643	(1,658)	(15.6)%	n/a	n/a
Non-Operating Income/Expense						
Interest expense	13,087	13,508	(421)	(3.1)%	—	(421)
Interest, dividends, and other investment income	231	398	(167)	(42.0)%	n/a	n/a

Note 2—Properties held in both periods includes only properties owned for the entire periods of 2021 and 2020 and for interest expense the amount also includes parent company interest expense. All other properties are included in the property acquisition/sales column. There are no properties excluded from the analysis.

Base rents increased by 0.1% to $99.5 million for the fiscal year ended October 31, 2021 as compared with $99.4 million in the comparable period of 2020. The change in base rent and the changes in other income statement line items analyzed in the table above were attributable to:

Property Acquisitions and Properties Sold:

In fiscal 2020, we sold two properties totaling 18,100 square feet. In fiscal 2021, we sold two properties totaling 105,800 square feet. These properties accounted for all of the revenue and expense changes attributable to property acquisitions and sales in the fiscal year ended October 31, 2021 when compared with fiscal 2020.

Properties Held in Both Periods:

Revenues

Base Rent

In the fiscal year ended October 31, 2021, base rent for properties held in both periods increased by $214,000 when compared with the corresponding prior periods as a result of additional leasing in the portfolio in fiscal 2021 when compared to the corresponding prior period.

In fiscal 2021, we leased or renewed approximately 742,000 square feet (or approximately 16.8% of total consolidated GLA). At October 31, 2021, the Company's consolidated properties were 91.9% leased (90.4% leased at October 31, 2020).

Tenant Recoveries

In the fiscal year ended October 31, 2021, recoveries from tenants (which represent reimbursements from tenants for operating expenses and property taxes) increased by a net $6.3 million when compared with the corresponding prior period.

The increase in tenant recoveries was the result of having higher common area maintenance expenses in the fiscal year ended October 31, 2021 when compared with the corresponding prior period related to snow removal, landscaping and parking lot repairs. In addition, we completed the 2020 annual reconciliations for both common area maintenance and real estate taxes in the first half of fiscal 2021 and those reconciliations resulted in us billing our tenants more than we had anticipated and accrued for in the prior period, which increased tenant reimbursement income in fiscal 2021. In addition, the percentage of common area maintenance and real estate tax costs that we recover from our tenants generally increased in fiscal 2021 when compared with fiscal 2020 as the effects of the pandemic on our tenants businesses is lessening.

Uncollectable Amounts in Lease Income

In the fiscal year ended October 31, 2021, uncollectable amounts in lease income decreased by $2.4 million when compared with the prior year. In the second quarter of fiscal 2020, we significantly increased our uncollectable amounts in lease income based on our assessment of the collectability of existing non-credit small shop tenants' receivables given the on-set of the COVID-19 pandemic in March 2020. A number of non-credit small shop tenants' businesses were deemed non-essential by the states where they operate and were forced to close for a portion of the second and third quarters of fiscal 2020. This placed stress on our small shop tenants and made it difficult for many of them to pay their rents when due. Our assessment was that any billed but unpaid rents would likely be uncollectable. During the fiscal year ended 2021, many of our tenants saw early signs of business improvement as regulatory restrictions were relaxed and individuals began returning to pre-pandemic activities following significant progress made in vaccinating the U.S. public. As a result, the uncollectable amounts in lease income have been declining.

ASC Topic 842 Cash Basis Lease Income Reversals

The Company adopted ASC Topic 842 "Leases" at the beginning of fiscal 2020. ASC Topic 842 requires, amongst other things, that if the collectability of a specific tenant's future lease payments as contracted are not probable of collection, revenue recognition for that tenant must be converted to cash-basis accounting and be limited to the lesser of the amount billed or collected from that tenant, and in addition, any straight-line rental receivables would need to be reversed in the period that the collectability assessment changed to not probable. As a result of continuing to analyze our entire tenant base, we determined that as a result of the COVID-19 pandemic, 89 tenants' future lease payments were no longer probable of collection. All of these tenants were converted to cash basis after our second quarter of fiscal 2020 and prior to our third quarter of fiscal 2021. As of October 31, 2021, 27 of the 89 tenants are no longer tenants in the Company's properties. During the three months ended October 31, 2021, we restored 13 of the 89 tenants to accrual-basis accounting as those tenants have now demonstrated their ability to service the payments due under their leases and have no arrears balances. As of October 31, 2021, 49 tenants continue to be accounted for on a cash-basis, or 5.9% of our approximate 832 tenants. As a result of this assessment, we reversed $576,000 more in billed but uncollected rent and straight-line rent for cash basis tenants in the fiscal year ended October 31, 2020 than we did in fiscal 2021.

Expenses

Property Operating

In the fiscal year ended October 31, 2021, property operating expenses increased by $3.2 million when compared to the prior period as a result of having higher common area maintenance expenses related to snow removal, landscaping and parking lot repairs.

Property Taxes

In the fiscal year ended October 31, 2021, property tax expense was relatively unchanged when compared with the corresponding prior period.

Interest

In the fiscal year ended October 31, 2021, interest expense decreased by $421,000 when compared with the corresponding prior period, predominantly related to the refinancing of a mortgage secured by our New Providence, NJ property in fiscal 2021 and by repaying all outstanding amounts on our Facility in fiscal 2021.

Depreciation and Amortization

In the fiscal year ended October 31, 2021, depreciation and amortization was relatively unchanged when compared with the corresponding prior period.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General and Administrative Expenses

In the fiscal year ended October 31, 2021, general and administrative expenses decreased by $1.7 million when compared with the corresponding prior period, predominantly related to a decrease in compensation and benefits expense. The decrease was the result of accelerated vesting of restricted stock grant value upon the death of our former Chairman Emeritus in the second quarter of fiscal 2020.

Funds from Operations

We consider Funds from Operations ("FFO") to be an additional measure of our operating performance. We report FFO in addition to net income applicable to common stockholders and net cash provided by operating activities. Management has adopted the definition suggested by The National Association of Real Estate Investment Trusts ("NAREIT") and defines FFO to mean net income (computed in accordance with GAAP) excluding gains or losses from sales of property, plus real estate-related depreciation and amortization and after adjustments for unconsolidated joint ventures.

Management considers FFO a meaningful, additional measure of operating performance because it primarily excludes the assumption that the value of our real estate assets diminishes predictably over time and industry

analysts have accepted it as a performance measure. FFO is presented to assist investors in analyzing our performance. It is helpful as it excludes various items included in net income that are not indicative of our operating performance, such as gains (or losses) from sales of property and depreciation and amortization. However, FFO:

- does not represent cash flows from operating activities in accordance with GAAP (which, unlike FFO, generally reflects all cash effects of transactions and other events in the determination of net income); and
- should not be considered an alternative to net income as an indication of our performance.

FFO as defined by us may not be comparable to similarly titled items reported by other real estate investment trusts due to possible differences in the application of the NAREIT definition used by such REITs. The table below provides a reconciliation of net income applicable to Common and Class A Common Stockholders in accordance with GAAP to FFO for each of the three years in the period ended October 31, 2022, 2021 and 2020 (amounts in thousands):

| | Year Ended October 31, | | |
	2022	2021	2020
Net Income Applicable to Common and Class A Common Stockholders	**$26,054**	$ 33,633	$ 8,533
Real property depreciation	**23,403**	22,936	22,662
Amortization of tenant improvements and allowances	**4,211**	4,429	4,694
Amortization of deferred leasing costs	**2,114**	1,599	1,737
Depreciation and amortization on unconsolidated joint ventures	**1,530**	1,518	1,499
(Gain)/loss on sale of properties	**(767)**	$(11,864)	6,047
Funds from Operations Applicable to Common and Class A Common Stockholders	**$56,545**	$ 52,251	$45,172

FFO amounted to $56.5 million in fiscal 2022 compared to $52.3 million in fiscal 2021 and $45.2 million in fiscal 2020.

The net increase in FFO in fiscal 2022 when compared with fiscal 2021 was predominantly attributable, among other things, to:

Increases:
- An increase in base rent for new leasing in the portfolio after the first quarter of fiscal 2021.
- A $1.5 million net increase in operating income related to our Shelton Square shopping center acquisition in the first quarter of fiscal 2022 compared with the loss of operating income for properties sold in fiscal 2021 and fiscal 2022.

- A decrease in uncollectable amounts in lease income of $1.5 million in the fiscal year ended October 31, 2022, when compared with the corresponding prior period. We significantly increased our uncollectable amounts in lease income based on our assessment of the collectability of existing non-credit small shop tenants' receivables given the onset of the COVID-19 pandemic in March 2020. A number of non-credit small shop tenants' businesses were deemed non-essential by the states in which they operate and forced to close for a portion of the second and third quarters of fiscal 2020. This placed stress on our small shop tenants and made it difficult for many of them to pay their rents when due. This stress continued through our first half of fiscal 2021. Our assessment was that any billed but unpaid rents would likely be uncollectable. During the fiscal year ended October 31, 2022, many of our tenants continued to see signs of business improvement as regulatory restrictions continued to ease and individuals continued to return to pre-pandemic activities. As a result, the uncollectable amounts in lease income declined in fiscal 2022, when compared with the prior year. In addition, we collected prior period unpaid rents for tenants that we had fully reserved for.

- We adopted ASC Topic 842 "Leases" at the beginning of fiscal 2020. ASC Topic 842 requires, among other things, that if the collectability of a specific tenant's future lease payments as contracted are not probable of collection, revenue recognition for that tenant must be converted to cash-basis accounting and be limited to the lesser of the amount billed or collected from that tenant. In addition, any straight-line rental receivables would need to be reversed in the period that the collectability assessment changed to not probable. As a result of continuing to analyze our entire tenant base, we determined that as a result of the COVID-19 pandemic, 89 tenants' future lease payments were no longer probable of collection. All such tenants were converted to cash basis after our second quarter of fiscal 2020 and prior to our third quarter of fiscal 2021. As of October 31, 2022, 34 of these 89 tenants are no longer tenants in the Company's properties. As a result of converting these tenants to cash-basis accounting, we reversed straight-line rent receivables in the net amount of $673,000 and reversed billed but uncollected rents in the amount of $2.0 million in the fiscal year ended October 31, 2021. There were no significant charges related to cash-basis tenants in the fiscal year ended October 31, 2022.

As of October 31, 2022, 3.7% of our tenants continue to be accounted for on a cash basis. Many of our cash-basis tenants are now paying a larger portion of their billed rents, which results in an increase in revenue recognition for those tenants accounted for on a cash basis when compared with the corresponding period of the prior year.

Decreases:
- A decrease in variable lease income (cost recovery income) related to an under-accrual adjustment in recoveries from tenants for real estate taxes and common area maintenance in the first quarter of fiscal 2021, which increased revenue in the first quarter of fiscal 2021 and caused a negative variance in the fiscal year ended October 31, 2022.

- A $949,000 increase in general and administrative expenses predominantly related to increases in employee compensation, state tax expense related to a capital gain for a property we sold that was located in New Hampshire and professional fees in fiscal 2022, when compared to the corresponding prior period.

The net increase in FFO in fiscal 2021 when compared with fiscal 2020 was predominantly attributable, among other things, to:

Increases:
- An increase in variable lease income (cost recovery income) related to an under-accrual adjustment in recoveries from tenants for real estate taxes and common area maintenance in fiscal 2021 and a general increase in the rate at which we recover costs from our tenants as a result of the reduced impact of the COVID-19 pandemic on our tenants businesses, which resulted in a positive variance in fiscal 2021 when compared to the same period of fiscal 2020.

- A $262,000 increase in lease termination income in fiscal 2021 when compared with the corresponding prior period as a result of one tenant that occupied multiple spaces in our portfolio ceasing operations and buying out the remaining terms of its leases.

- A net decrease in general and administrative expenses of $1.7 million, predominantly related to a decrease in compensation and benefits expense in fiscal 2021 when compared to the corresponding prior period. The decrease was the result of accelerated vesting of restricted stock grant value upon the death of our former Chairman Emeritus in the second quarter of fiscal 2020.

- A decrease in uncollectable amounts in lease income of $2.4 million. In the second quarter of fiscal 2020, we significantly increased our uncollectable amounts in lease income based on our assessment of the collectability of existing non-credit small shop tenants' receivables given the onset of the COVID-19 pandemic in March 2020. A number of non-credit small shop tenants' businesses were deemed non-essential by the states where they operate and were forced to close for a portion of the second and third quarters of fiscal 2020. This placed stress on our small shop tenants and made it difficult for many of them to pay their rents when due. Our assessment was that any billed but unpaid rents for such tenants would likely be uncollectable. During the fiscal year ended

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

October 31, 2021, many of our tenants saw early signs of business improvement as regulatory restrictions were relaxed and individuals began returning to pre-pandemic activities following significant progress made in vaccinating the U.S. public. As a result, the uncollectable amounts in lease income have been declining. We have even recovered receivables that were previously reserved for.

- A decrease in the reversal of lease income as a result of the application of ASC Topic 842 "Leases" in fiscal 2021 when compared with fiscal 2020. ASC Topic 842 requires among other things, that if the collectability of a specific tenant's future lease payments as contracted are not probable of collection, revenue recognition for that tenant must be converted to cash-basis accounting and be limited to the lesser of the amount billed or collected from that tenant, and in addition, any straight-line rental receivables would need to be reversed in the period that the collectability assessment changed to not probable. As a result of continuing to analyze our entire tenant base, we determined that as a result of the COVID-19 pandemic, 89 tenants' future lease payments were no longer probable of collection. All of these tenants were converted to cash basis after our second quarter of fiscal 2020 and prior to our third quarter of fiscal 2021. As a result of this assessment, we reversed $734,000 more in billed but uncollected rent and straight-line rent for cash basis tenants in the fiscal year ended October 31, 2020 than we did in fiscal 2021. In addition, as the effect of the pandemic has lessened, even certain tenants accounted for on a cash-basis have paid more of their rents in fiscal 2021 than they did in fiscal 2020, which created a positive variance in FFO in fiscal 2021 when compared with fiscal 2020.
- A decrease of $242,000 in net income to noncontrolling interests. This decrease was caused by our redemption of noncontrolling units in fiscal 2020 and fiscal 2021. In addition, distributions decreased to noncontrolling unit owners whose distributions per unit were based on the dividend rate of our Class A Common stock, which was significantly reduced in the first half of fiscal 2021 when compared to the corresponding prior period.

Decreases:

- A decrease in gain on marketable securities as we had invested excess cash in marketable securities and sold them in fiscal 2020, realizing a gain of $258,000 in fiscal 2020. We did not have similar gains in fiscal 2021, which creates a negative variance in fiscal 2021 when compared with fiscal 2020.

Same Property Net Operating Income

We present Same Property Net Operating Income ("Same Property NOI"), which is a non-GAAP financial measure. Same Property NOI excludes from Net Operating Income ("NOI") properties that have not been owned for the full periods presented. The most directly comparable GAAP financial measure to NOI is operating income. To calculate NOI, operating income is adjusted to add back depreciation and amortization, general and administrative expense, interest expense, amortization of above and below-market lease intangibles and to exclude straight-line rent adjustments, interest, dividends and other investment income, equity in net income of unconsolidated joint ventures, and gain/loss on sale of operating properties.

We use Same Property NOI internally as a performance measure and believe Same Property NOI provides useful information to investors regarding our financial condition and results of operations because it reflects only those income and expense items that are incurred at the property level. Our management also uses Same Property NOI to evaluate property level performance and to make decisions about resource allocations. Further, we believe Same Property NOI is useful to investors as a performance measure because, when compared across periods, Same Property NOI reflects the impact on operations from trends in occupancy rates, rental rates and operating costs on an unleveraged basis, providing perspective not immediately apparent from income from continuing operations. Same Property NOI excludes certain components from net income attributable to Urstadt Biddle Properties Inc. in order to provide results that are more closely related to a property's results of operations. For example, interest expense is not necessarily linked to the operating performance of a real estate asset and is often incurred at the corporate level as opposed to the property level. In addition, depreciation and amortization, because of historical cost accounting and useful life estimates, may distort operating performance at the property level. Same Property NOI presented by us may not be comparable to Same Property NOI reported by other REITs that define Same Property NOI differently.

	Twelve Months Ended October 31,			Three Months Ended October 31,		
	2022	2021	% Change	**2022**	2021	% Change
Same Property Operating Results:						
Number of Properties (Note 1)	72			72		
Revenue (Note 2):						
Base Rent (Note 3)	**$ 98,814**	$ 99,065	(0.3)%	**$ 24,751**	$22,811	1.0%
Uncollectable amounts in lease income	**(13)**	(1,520)	(99.1)%	**159**	(149)	(206.7)%
ASC Topic 842 cash-basis lease income reversal—same property	**(10)**	(2,011)	(99.5)%	**56**	(129)	(143.4)%
Recoveries from tenants	**33,506**	34,847	(3.8)%	**8,143**	8,044	1.2%
Other property income	**1,491**	476	213.2%	**229**	117	95.7%
	133,788	130,857	2.2%	**33,338**	32,382	3.0%
Expenses:						
Property operating	**14,469**	14,107	2.6%	**3,487**	3,111	12.1%
Property taxes	**23,387**	23,542	(0.7)%	**5,833**	5,887	(0.9)%
Other non-recoverable operating expenses	**2,523**	2,053	22.9%	**899**	573	56.9%
	40,379	39,702	1.7%	**10,219**	9,571	6.8%
Same Property Net Operating Income	**$ 93,409**	$ 91,155	2.5%	**$ 23,119**	$22,811	1.4%
Reconciliation of Same Property NOI to Most Directly Comparable GAAP Measure:						
Other reconciling items:						
Other non same-property net operating income	**2,131**	937		**686**	55	
Other Interest income	**657**	471		**187**	122	
Other Dividend Income	**84**	52		**24**	16	
Consolidated lease termination income	**723**	967		**32**	166	
Consolidated amortization of above and below market leases	**972**	632		**274**	177	
Consolidated straight line rent income	**241**	(2,396)		**289**	306	
Equity in net income of unconsolidated joint ventures	**1,397**	1,323		**583**	298	
Taxable REIT subsidiary income/(loss)	**(287)**	303		**(107)**	(116)	
Solar income/(loss)	**(361)**	(163)		**(128)**	(4)	
Storage income/(loss)	**2,225**	1,236		**653**	431	
Unrealized holding gains arising during the periods	**—**	—		**—**	—	
Gain on sale of marketable securities	**—**	—		**—**	—	
Interest expense	**(13,175)**	(13,087)		**(3,425)**	(3,025)	
General and administrative expenses	**(9,934)**	(8,985)		**(2,261)**	(2,109)	
Uncollectable amounts in lease income	**(13)**	(1,529)		**159**	(149)	
Uncollectable amounts in lease income—same property	**13**	1,520		**(159)**	149	
ASC Topic 842 cash-basis lease income reversal	**(10)**	(2,011)		**56**	(129)	
ASC Topic 842 cash-basis lease income reversal—same property	**10**	2,011		**(56)**	129	
Directors fees and expenses	**(500)**	(355)		**(217)**	(78)	
Depreciation and amortization	**(29,799)**	(29,032)		**(7,439)**	(7,259)	
Adjustment for intercompany expenses and other	**(5,276)**	(3,985)		**(1,064)**	(950)	
Total other—net	**(50,902)**	(52,091)		**(11,913)**	(11,970)	
Income from continuing operations	**42,507**	39,064	8.8%	**11,206**	10,841	3.4%
Gain (loss) on sale of real estate	**767**	11,864		**(1)**	(350)	
Net income	**43,274**	50,928	(15.0)%	**11,205**	10,491	6.8%
Net income attributable to noncontrolling interests	**(3,570)**	(3,645)		**(875)**	(921)	
Net income attributable to Urstadt Biddle Properties Inc.	**$ 39,704**	$ 47,283	(16.0)%	**$10,330**	$ 9,570	7.9%
Same Property Operating Expense Ratio (Note 4)	**88.5**%	92.6%	(4.0)%	**87.4**%	89.4%	(2.0)%

Note 1—Includes only properties owned for the entire period of both periods presented.
Note 2—Excludes straight line rent, above/below market lease rent, lease termination income.
Note 3—Base rents for the three and twelve month periods ended October 31, 2022 are reduced by approximately $0 and $87,000, respectively, in rents that were deferred and approximately $0 and $160,000, in rents that were abated because of COVID-19. Base rents for the three and twelve month periods ended October 31, 2022 are increased by approximately $5,000 and $470,000, respectively, in COVID-19 deferred rents that were billed and collected in the fiscal 2022 periods.
    Base rents for the three and twelve month periods ended October 31, 2021 are reduced by approximately $27,000 and $552,000, respectively, in rents that were deferred and approximately $309,000 and $3.0 million, in rents that were abated because of COVID-19. Base rents for the three and nine month periods ended October 31, 2021, are increased by approximately $345,000 and $3.0 million, respectively, in COVID-19 deferred rents that were billed and collected in the fiscal 2021 periods.
Note 4—Represents the percentage of property operating expense and real estate tax.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is a process designed by, or under the supervision of, the Company's Chief Executive Officer and Chief Financial Officer and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles.

The Company's internal control over financial reporting includes policies and procedures that: relate to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Company; provide reasonable assurance of the recording of all transactions necessary to permit the preparation of the Company's consolidated financial statements in accordance with generally accepted accounting principles and the proper authorization of receipts and expenditures in accordance with authorization of the Company's management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projection of any evaluation of effectiveness to future periods is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of October 31, 2022. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control—Integrated Framework (2013). Based on its assessment, management determined that the Company's internal control over financial reporting was effective as of October 31, 2022. The Company's independent registered public accounting firm, PKF O'Connor Davies, LLP has audited the effectiveness of the Company's internal control over financial reporting, as indicated in their attestation report which is included on the following page.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Stockholders of Urstadt Biddle Properties Inc.

Opinion on Internal Control over Financial Reporting

We have audited Urstadt Biddle Properties Inc.'s (the "Company") internal control over financial reporting as of October 31, 2022, based on criteria established in *Internal Control–Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of October 31, 2022, based on criteria established in *Internal Control–Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets of the Company as of October 31, 2022 and 2021, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended October 31, 2022, and our report dated January 12, 2023, expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/PKF O'Connor Davies, LLP

New York, New York
January 12, 2023

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to interest rate risk primarily through our borrowing activities, which include fixed-rate mortgage debt and, in limited circumstances, variable rate debt. As of October 31, 2022, we had total mortgage debt and other notes payable of $299.2 million, of which 100% was fixed-rate, inclusive of variable rate mortgages that have been swapped to fixed interest rates using interest rate swap derivatives contracts.

Our fixed-rate debt presents inherent rollover risk for borrowings as they mature and are renewed at current market rates. The extent of this risk is not quantifiable or predictable because of the variability of future interest rates and our future financing requirements.

To reduce our exposure to interest rate risk on variable-rate debt, we use interest rate swap agreements, for example, to convert some of our variable-rate debt to fixed-rate debt. As of October 31, 2022, we had nine open derivative financial instruments in our consolidated portfolio. These interest rate swaps are cross collateralized with mortgages on properties in Ossining, NY, Yonkers, NY, Orangeburg, NY, Brewster, NY, Stamford, CT, Greenwich CT, Darien, CT, Stratford, CT, and Dumont, NJ. The Ossining swap expires in August 2024, the Yonkers swap expires in November 2024, the Orangeburg swap expires in October 2024, the Brewster swap expires in July 2029, the Stamford swap expires in July 2027, the Greenwich swaps expire in October 2026, the Darien swap expires in April 2029, the Stratford swap expires in February 2032 and the Dumont swap expires in August 2028, in each case concurrent with the maturity of the respective mortgages. All of the aforementioned derivatives contracts are adjusted to fair market value at each reporting period. We have concluded that all of the aforementioned derivatives contracts are effective cash flow hedges as defined in ASC Topic 815. We are required to evaluate the effectiveness at inception and at each reporting date. As a result of the aforementioned derivatives contracts being effective cash flow hedges all changes in fair market value are recorded directly to stockholders equity in accumulated comprehensive income and have no effect on our earnings.

Under existing guidance, the publication of the LIBOR reference rate was to be discontinued beginning on or around the end of 2021. However, the ICE Benchmark Administration, in its capacity as administrator of USD LIBOR, has announced that it intends to extend publication of USD LIBOR (other than one-week and two-month tenors) by 18 months to June 2023. Notwithstanding this possible extension, a joint statement by key regulatory authorities calls on banks to cease entering into new contracts that use USD LIBOR as a reference rate by no later than December 31, 2021. However, the ICE Benchmark Administration, in its capacity as administrator of USD LIBOR, subsequently announced that it extended publication of USD LIBOR (other than one-week and two-month tenors) by 18 months to June 2023. In August and December 2022, we amended six mortgages and their related interest rate swap agreements to include market standard provisions for determining the benchmark replacement rate for LIBOR in the form of SOFR. We are in the process of working with the lenders and counterparties to amend the remaining promissory notes and swap contracts that reference LIBOR. We have good working relationships with all of our lenders/counterparties, and expect that the replacement reference rate under the amended notes will continue to match the replacement rates in the swaps. Therefore, we believe there would be no material effect on our financial position or results of operations.

At October 31, 2022, we had $30.5 million outstanding on our Facility, which bears interest at LIBOR plus 1.45%. If interest rates were to rise 1%, our interest expense as a result of the variable rate would increase by any amount outstanding multiplied by 1% per annum.

The following table sets forth the Company's long-term debt obligations by principal cash payments and maturity dates, weighted average fixed interest rates and estimated fair value at October 31, 2022 (amounts in thousands, except weighted average interest rate):

| | For The Fiscal Year Ended October 31, | | | | | | | Estimated |
	2023	2024	2025	2026	2027	Thereafter	Total	Fair Value
Mortgage notes payable and other loans	$7,612	$26,449	$87,483	$12,940	$43,333	$124,499	$302,316	$277,574
Weighted average interest rate for debt maturing	n/a	4.15%	3.93%	3.53%	3.50%	3.85%	3.83%	

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There were no changes in, or any disagreements with, the Company's independent registered public accounting firm on accounting principles and practices or financial disclosure during the years ended October 31, 2022 and 2021.

PERFORMANCE GRAPH

The following graph compares, for the five-year period beginning October 31, 2017 and ended October 31, 2022, the Company's cumulative total return to holders of the Company's Class A Common Shares and Common Shares with the returns for the NAREIT All—REITs Total Return Index, NAREIT Equity Shopping Centers Total Return Index (both peer group indexes) published by the National Association of Real Estate Investment Trusts (NAREIT) and for the S&P 500 Index for the same period.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Urstadt Biddle Properties Inc., the S&P 500 Index,
the FTSE Nareit All REITs Index and the FTSE Nareit Equity Shopping Centers Index

- ■— Urstadt Biddle Properties Inc.
- ---▲--- Urstadt Biddle Properties Inc. Class A
- —○– S&P 500
- —✳— FTSE Nareit All REITs
- —□— FTSE Nareit Equity Shopping Centers

*$100 invested on 10/31/17 in stock or index, including reinvestment of dividends.
Fiscal year ending October 31.

Copyright© 2022 Standard & Poor's, a division of S&P Global. All rights reserved.

	10/17	10/18	10/19	10/20	10/21	10/22
Urstadt Biddle Properties Inc.	100.00	100.54	119.07	57.29	121.67	137.65
Urstadt Biddle Properties Inc.—Class A	100.00	96.48	124.25	51.32	110.58	111.33
S&P 500	100.00	107.35	122.72	134.64	192.42	164.31
FTSE Nareit All REITs	100.00	101.97	126.65	105.12	153.82	123.41
FTSE Nareit Equity Shopping Centers	100.00	101.40	121.14	60.50	128.01	118.16

The stock price performance shown on the graph is not necessarily indicative of future price performance.

65

NON-GAAP FINANCIAL MEASURES RECONCILIATIONS

Funds from Operations ("FFO")

The Company considers FFO to be an additional measure of our operating performance. We report FFO in addition to net income applicable to common stockholders and net cash provided by operating activities. Management has adopted the definition suggested by The National Association of Real Estate Investment Trusts ("NAREIT") and defines FFO to mean net income (computed in accordance with GAAP) excluding gains or losses from sales of property, plus real estate-related depreciation and amortization and after adjustments for unconsolidated joint ventures.

Management considers FFO a meaningful, additional measure of operating performance because it primarily excludes the assumption that the value of the Company's real estate assets diminishes predictably over time and industry analysts have accepted it as a performance measure. FFO is presented to assist investors in analyzing the performance of the Company. It is helpful as it excludes various items included in net income that are not indicative of our operating performance, such as

gains (or losses) from sales of property and depreciation and amortization. However, FFO:

- does not represent cash flows from operating activities in accordance with GAAP (which, unlike FFO, generally reflects all cash effects of transactions and other events in the determination of net income); and
- should not be considered an alternative to net income as an indication of our performance.

FFO as defined by us may not be comparable to similarly titled items reported by other real estate investment trusts due to possible differences in the application of the NAREIT definition used by such REITs.

The tables below provide a reconciliation of net income applicable to Common and Class A Common Stockholders in accordance with GAAP to FFO for each of the fiscal years ended October 31, 2013 to October 31, 2022.

	Year Ended October 31,				
	2022	2021	2020	2019	2018
Net Income Applicable to Common and Class A Common Stockholders	**$26,054**	$ 33,633	$ 8,533	$22,128	$25,217
Real property depreciation	**23,403**	22,936	22,662	22,668	22,139
Amortization of tenant improvements and allowances	**4,211**	4,429	4,694	3,521	4,039
Amortization of deferred leasing costs	**2,114**	1,599	1,737	1,652	2,057
Depreciation and amortization on unconsolidated joint ventures	**1,530**	1,518	1,499	1,505	1,719
(Gain)/loss on sale of properties	**(767)**	(11,864)	6,047	19	—
Loss on sale of property of unconsolidated joint venture	**—**	—	—	462	—
Funds from Operations Applicable to Common and Class A Common Stockholders	**$56,545**	$ 52,251	$45,172	$51,955	$55,171
Funds from Operations (Diluted) Per Share:					
Common	**$1.33**	$1.22	$1.06	$1.22	$1.30
Class A Common	**$1.47**	$1.36	$1.19	$1.37	$1.47
Weighted Average Number of Shares Outstanding (Diluted):					
Common and Common Equivalent	**9,781**	9,608	9,385	9,349	9,114
Class A Common And Class A Common Equivalent	**29,677**	29,753	29,576	29,654	29,513

	Year Ended October 31,				
	2017	2016	2015	2014	2013
Net Income Applicable to Common and Class A Common Stockholders	$33,898	$19,436	$ 34,659	$ 49,469	$10,613
Real property depreciation	20,505	18,866	18,750	15,361	14,194
Amortization of tenant improvements and allowances	4,448	3,517	3,161	3,298	2,957
Amortization of deferred leasing costs	1,468	557	449	520	593
Depreciation and amortization on unconsolidated joint ventures	1,618	1,589	1,414	1,255	974
(Gain)/loss on sale of properties	(18,734)	(362)	(20,377)	(36,871)	175
Loss on sale of property of unconsolidated joint venture	—	—	—	—	—
Funds from Operations Applicable to Common and Class A Common Stockholders	$43,203	$43,603	$ 38,056	$ 33,032	$29,506
Funds from Operations (Diluted) Per Share:					
Common	$1.02	$1.10	$0.99	$0.95	$0.86
Class A Common	$1.15	$1.25	$1.12	$1.06	$0.95
Weighted Average Number of Shares Outstanding (Diluted):					
Common and Common Equivalent	9,026	8,910	8,728	8,536	8,383
Class A Common And Class A Common Equivalent	29,503	27,112	26,332	23,427	23,357

DIRECTORS

KEVIN J. BANNON
Director
PGIM Retail Mutual Funds

CATHERINE U. BIDDLE
Executive Vice President
Urstadt Property Company, Inc.

WILLING L. BIDDLE
President and
Chief Executive Officer
Urstadt Biddle Properties Inc.

NOBLE O. CARPENTER, JR.
Senior Managing Director
Banyan Street Capital

BRYAN O. COLLEY
Principal of entities that own
and operate multiple McDonalds
restaurants

RICHARD GRELLIER
Managing Director
Deutsche Bank Securities Inc.

ROBERT J. MUELLER
Retired Senior Executive
Vice President
The Bank of New York

WILLIS H. STEPHENS, JR.
Principal
Stephens Law Firm PLLC

CHARLES D. URSTADT
Chairman
Urstadt Biddle Properties Inc.

OFFICERS

CHARLES D. URSTADT
Chairman

WILLING L. BIDDLE
President and
Chief Executive Officer

JOHN T. HAYES
Senior Vice President,
Chief Financial Officer
and Treasurer

STEPHAN A. RAPAGLIA
Senior Vice President,
Chief Operating Officer,
Real Estate Counsel and
Assistant Secretary

MIYUN SUNG
Senior Vice President,
Chief Legal Officer and Secretary

JAMES M. ARIES
Senior Vice President
Director of Acquisitions

LINDA LACEY
Senior Vice President
Director of Leasing

ANDREW ALBRECHT
Vice President
Director of Management
and Construction

JOSEPH ALLEGRETTI
Vice President
Leasing

NICHOLAS CAPUANO
Vice President
Real Estate Counsel

SUZANNE MOORE
Vice President and Director of
Accounts Receivable

CHRISTOPHER PEREZ
Vice President and Controller

ELINOR P. BIDDLE
Assistant Vice President
Leasing

DIJANA COTAJ
Assistant Vice President
Leasing Transaction Manager

SUZANNE CRISCITELLI
Assistant Vice President
Lease Administration

ERIN DEEGAN
Assistant Vice President and Assistant
Director of Accounts Receivable and
Tenant Billing

STEVE DUDZIEC
Assistant Vice President
Leasing

ELLEN HANRAHAN
Assistant Vice President
Assistant Secretary

JANINE IAROSSI
Assistant Vice President
Employee Benefits

BRIAN McCAFFREY
Assistant Vice President
Tenant Relations Manager

ALEXANDER MURAVSKY
Assistant Vice President
Acquisitions

MARY MURRAY
Assistant Vice President
Director of Operations

MONICA ROTH
Assistant Vice President
Environmental Manager,
Management and Construction

BRENDAN SHANLEY
Assistant Vice President
Property Management
and Sustainability Manager

CORPORATE INFORMATION

Securities Traded

New York Stock Exchange Symbols: UBA, UBP, UBPPRH and UBPPRK. Stockholders of Record as of December 31, 2022:
Common Stock: 485 and
Class A Common Stock: 530

Annual Meeting

The annual meeting of stockholders will be on March 22, 2023 conducted live via audio webcast at 2:00 P.M., Eastern Time via www.virtualshareholdermeeting.com/UBA2023.

Form 10-K

A copy of the Company's 2022 Annual Report on Form 10-K filed with the Securities and Exchange Commission, without exhibits, may be obtained by stockholders without charge by writing to the Secretary of the Company at its executive office.

Shareholder Information and Dividend Reinvestment Plan

Inquiries regarding stock ownership, dividends or the transfer of shares can be made by writing to our Transfer Agent, Shareholder Services at Computershare, P.O. Box 43006, Providence, RI 02940-3006 or by calling toll-free at 1-866-203-6250. The Company has a dividend reinvestment plan that provides stockholders with a convenient means of increasing their holdings without incurring commissions or fees. For information about the plan, stockholders should contact the Transfer Agent. Other shareholder inquiries should be directed to Miyun Sung, Secretary, telephone (203) 863-8200.

Investor Relations

Investors desiring information about the Company can contact Laura Santangelo, in our Investor Relations Department, telephone (203) 863-8225. Investors are also encouraged to visit our website at: www.ubproperties.com

Independent Registered Public Accounting Firm

PKF O'Connor Davies, LLP

General Counsel

Baker & McKenzie LLP

Internal Audit

Berdon LLP, CPAs and Advisors

Executive Office of the Company

321 Railroad Avenue
Greenwich, CT 06830
Tel: (203) 863-8200
Fax: (203) 861-6755
Website: www.ubproperties.com

Memberships

National Association of Real Estate Investment Trusts, Inc. (NAREIT); International Council of Shopping Centers (ICSC)



Lakeview Shopping Center, Brewster, New York



Pompton Lakes Town Square,
Pompton Lakes, New Jersey



321 Railroad Avenue
Greenwich, CT 06830